P.E. 3-01-01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


01 02 4008

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2001

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐
No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date March 16, 2001

By: [signature]
Name: Luiz Fernando Nogueira
Title: Executive Manager

Petróleo Brasileiro S.A. - PETROBRAS and subsidiaries

Consolidated Financial Statements
at December 31, 2000 and 1999
and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua da Candelária, 65 11º - 15º
20091-020 Rio de Janeiro, RJ - Brasil
Caixa Postal 949
Telefone (021) 212-6112
Fax (021) 516-6319

Report of Independent Accountants

To the Board of Directors and Stockholders
Petróleo Brasileiro S.A. - PETROBRAS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders' equity, present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Notes 2(i) and 10, PETROBRAS has been subject to significant Brazilian Federal Government regulations and new regulations were implemented in July 1998 that significantly changed the regulation of the Brazilian oil and gas market.



PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil

February 7, 2001, except for Note 22, which is as of February 16, 2001

COPY OF THE ORIGINAL

Petróleo Brasileiro S.A. - PETROBRAS
and subsidiaries

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31	
Assets	**2000**	**1999**
Current assets		
Cash and cash equivalents	5,826	3,015
Government securities available-for-sale		232
Accounts receivable, net	2,211	1,575
Inventories	3,087	2,270
Deferred income tax	165	200
Recoverable taxes	463	335
Advances to suppliers	268	109
Other current assets	506	431
	12,526	8,167
Property, plant and equipment, net	19,237	18,426
Investments in affiliated companies and other investments	530	438
Other assets		
Time deposits		93
Accounts receivable, net	315	88
Advances to suppliers	496	502
Petroleum and Alcohol Account - Receivable from Federal Government	1,509	1,352
Government securities held-to-maturity	3,542	3,573
Unrecognized pension obligation	333	486
Restricted deposits for legal proceedings and guarantees	230	156
Other assets	497	452
	6,922	6,702
Total assets	39,215	33,733

Petróleo Brasileiro S.A. - PETROBRAS
and subsidiaries

Consolidated Balance Sheets
Expressed in millions of United States dollars **(continued)**

	As of December 31	
Liabilities and stockholders' equity	**2000**	**1999**
Current liabilities		
Trade accounts payable	1,996	1,314
Related parties	64	132
Taxes payable, other than income tax	1,616	1,208
Short-term debt	3,128	4,629
Current portion of long-term debt	952	1,136
Current portion of project financings	565	359
Capital lease obligations	236	168
Employee postretirement benefits	454	245
Payroll and related charges	289	326
Other payables and accruals	340	294
	9,640	9,811
Long-term liabilities		
Employees postretirement benefits	4,319	5,163
Project financings	2,056	681
Long-term debt	4,833	4,778
Capital lease obligations	1,370	1,100
Deferred income taxes	1,722	874
Other liabilities	338	367
	14,638	12,963
Minority interest	232	237
Commitments and contingencies (Note 17)		
Stockholders' equity		
Shares authorized and issued (Note 15(ii))		
Preferred stock - 2000 and 1999 - 451,935,669 shares	1,882	1,882
Common stock - 2000 and 1999 - 634,168,418 shares	2,952	2,952
Capital reserve - fiscal incentive	37	33
Accumulated other comprehensive income		
Cumulative translation adjustments	(9,159)	(7,980)
Amounts not recognized as net periodic pension cost	(1,516)	(1,704)
Unrecognized gain (loss) on available-for-sale securities	65	(79)
Retained earnings		
Appropriated	5,988	2,299
Unappropriated	14,456	13,319
	14,705	10,722
Total liabilities and stockholders' equity	39,215	33,733

The accompanying notes are an integral part of these consolidated financial statements.

Petróleo Brasileiro S.A. - PETROBRAS
and subsidiaries

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Years ended December 31		
	2000	**1999**	**1998**
Sales of products and services	35,496	23,467	25,965
Less:			
Value-added and other taxes on sales and services	(8,829)	(5,453)	(5,932)
Freight for the uniformity of price – FUP/FUPA (Note 2(i))			(2,415)
Specific parcel price - PPE (Note 2(i))	288	(1,656)	(2,207)
Net operating revenues	26,955	16,358	15,411
Cost of sales (net of impact of government regulation of US$ 19, US$ (143) and US$ 23 in 2000, 1999 and 1998, respectively (Note 2(i)))	13,449	8,210	9,867
Depreciation, depletion and amortization	2,022	2,262	3,408
Exploration, including exploratory dry holes	440	295	485
Impairment of oil and gas properties	37		102
Selling, general and administrative expenses (net of impact of government regulation of US$ (81), US$ (132) and US$ (377) in 2000, 1999 and 1998, respectively (Note 2(i)))	1,450	1,282	1,315
Research and development expenses	152	108	188
Total costs and expenses	17,550	12,157	15,365

Petróleo Brasileiro S.A. - PETROBRAS
and subsidiaries

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts) **(continued)**

	Years ended December 31		
	2000	**1999**	**1998**
Equity in results of affiliated companies	26	39	33
Financial income (including financial income on the Petroleum and Alcohol Account of US$ 35, US$ 95 and US$ 385 in 2000, 1999 and 1998 respectively (Note 2(i)))	1,113	928	1,551
Financial expense	(909)	(715)	(303)
Monetary and exchange variation on monetary assets and liabilities, net	(575)	(2,745)	(986)
Employee benefit expense	(370)	(319)	(481)
Other taxes	(245)	(127)	(75)
Other expenses, net	(642)	(316)	26
	(1,602)	(3,255)	(235)
Income (loss) before income taxes and minority interest	7,803	946	(189)
Income tax (expense) benefit			
Current	(1,574)	(65)	264
Deferred	(949)	(184)	338
	(2,523)	(249)	602
Minority interest in (income) loss of consolidated subsidiaries	62	30	(35)
Net income	5,342	727	378
Net income applicable to each class of shares			
Common/ADS	3,119	425	154
Preferred/ADS	2,223	302	224
Net income	5,342	727	378
Basic and diluted earnings per share (Note 15 (ii))			
Common/ADS	4.92	0.67	0.24
Preferred/ADS	4.92	0.67	0.50
Weighted average number of shares outstanding (Note 15 (ii))			
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	451,935,669	451,935,669	451,935,669

The accompanying notes are an integral part of these consolidated financial statements.

Petróleo Brasileiro S.A. - PETROBRAS and subsidiaries

Consolidated Statements of Cash Flows

Expressed in millions of United States dollars

	Years ended December 31		
	2000	**1999**	**1998**
Cash flows from operating activities			
Net income	5,342	727	378
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, depletion and amortization	2,043	1,987	3,559
Equity in results of affiliated companies	(26)	(39)	(33)
Minority interest in income (loss) of consolidated subsidiaries	(62)	(30)	35
Deferred income taxes	949	184	(338)
Loss on government securities available-for-sale	192		
Reversal of income tax payable			(449)
Loss on property, plant and equipment	284	110	9
Impairment of oil and gas properties	37		102
Foreign exchange and monetary loss	432	1,730	450
Others		64	67
Decrease (increase) in assets			
Accounts receivable, net	(1,034)	(585)	52
Petroleum and Alcohol Account - Receivable from Federal Government	(286)	852	2,778
Interest receivable on government securities	(280)	(384)	(684)
Inventories	(1,048)	(319)	(175)
Advances to suppliers	(212)	(188)	(457)
Prepaid expenses	(39)	(42)	(35)
Other assets	(266)	(579)	101
Increase (decrease) in liabilities			
Trade accounts payable	865	306	144
Payroll and related charges	(10)	51	(32)
Taxes payable, other than income tax	542	632	65
Employee post-retirement benefits, net of unrecognized pension obligation	253	50	323
Other liabilities	(36)	217	(3)
Net cash provided by operating activities	7,640	4,744	5,857

Petróleo Brasileiro S.A. - PETROBRAS
and subsidiaries

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars **(continued)**

	Years ended December 31		
	2000	1999	1998
Cash flows from investing activities			
Time deposits	93	18	(172)
Additions to property, plant and equipment	(3,583)	(4,351)	(5,980)
Dividends received from affiliated companies	8	28	10
Others	(95)	(2)	(63)
Net cash used in investing activities	(3,577)	(4,307)	(6,205)
Cash flows from financing activities			
Short-term debt, net issuances and repayments	(962)	1,962	(839)
Proceeds from issuance of long-term debt			
Financial institutions	1,535	1,443	2,901
Related parties			323
Principal payments on long-term debt			
Financial institutions	(1,253)	(1,123)	(1,982)
Related parties	(72)	(69)	(73)
Proceeds from project financings	1,145	233	702
Payments on project financings	(537)	(25)	
Payment of lease obligations	(154)	(101)	(22)
Dividends paid to stockholders	(512)	(314)	(337)
Dividends paid to minority interests		(28)	(13)
Net cash (used in) provided by financing activities	(810)	1,978	660
Increase in cash and cash equivalents	3,253	2,415	312
Effect of exchange rate changes on cash and cash equivalents	(442)	(213)	(53)
Cash and cash equivalents at beginning of year	3,015	813	554
Cash and cash equivalents at end of year	5,826	3,015	813
Cash paid during the year for			
Interest	622	374	203
Income taxes	1,473	40	177
Withholding income tax on financial investments	116	55	14
Non-cash transactions during the year			
Capital lease obligations	293	442	180
Project finance expenditures funded by special purpose companies	1,026		
Transfer of government securities available-for sale to PETROS (Note 5(a))	216		
Exchange of government loans for government securities (Note 5(b))			702

The accompanying notes are an integral part of these consolidated financial statements.

Petróleo Brasileiro S.A. - PETROBRAS and subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Expressed in millions of United States dollars (except number of shares and per-share amounts)

	Years ended December 31		
	2000	1999	1998
Preferred stock	1,882	1,882	1,882
Common stock	2,952	2,952	2,952
Capital reserve - fiscal incentive			
Balance January 1	33	35	33
Transfer from (to) unappropriated retained earnings	4	(2)	2
Balance December 31	37	33	35
Accumulated other comprehensive income			
Cumulative translation adjustments			
Balance January 1	(7,980)	(2,288)	
Initial effect of change in functional currency as of January 1, 1998			(714)
Change in the period	(1,179)	(5,692)	(1,574)
Balance December 31	(9,159)	(7,980)	(2,288)
Amounts not recognized as net periodic pension cost			
Balance January 1	(1,704)	(2,269)	(2,158)
Decrease (increase) in additional minimum liability	281	843	(166)
Tax effect on above	(93)	(278)	55
Balance December 31	(1,516)	(1,704)	(2,269)
Unrealized losses on available-for-sale securities			
Balance January 1	(79)	(236)	(176)
Unrealized gains (losses)	39	234	(90)
Realization of previously unrecognized losses on ELET/SIBR investments (Note 5(a))	175		
Tax effect on above	(70)	(77)	30
Balance December 31	65	(79)	(236)

Petróleo Brasileiro S.A. - PETROBRAS
and subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts) **(continued)**

	Years ended December 31		
	2000	**1999**	**1998**
Appropriated retained earnings			
Legal reserve			
Balance at January 1	424	554	536
Transfer from (to) unappropriated retained earnings	224	(130)	18
Balance at December 31	648	424	554
Unrealized income reserve			
Balance at January 1	1,630	3,831	4,604
Transfer to unappropriated retained earnings	(159)	(2,201)	(773)
Balance at December 31	1,471	1,630	3,831
Undistributed earnings reserve			
Balance at January 1	39	2,209	1,282
Transfer from (to) unappropriated retained earnings	3,609	(2,170)	927
Balance at December 31	3,648	39	2,209
Statutory reserve			
Balance at January 1	206	250	213
Transfer from (to) unappropriated retained earnings	15	(44)	37
Balance at December 31	221	206	250
Total appropriated retained earnings	5,988	2,299	6,844

Petróleo Brasileiro S.A. - PETROBRAS
and subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts) **(continued)**

	Years ended December 31		
	2000	**1999**	**1998**
Unappropriated retained earnings			
Balance at January 1	13,319	8,371	8,541
Net income	5,342	727	378
Cash dividends (per share: 2000 - US$ .45 to common and preferred shares; 1999 - US$ .28 to to common shares and US$ .39 to preferred shares; 1998 - US$ .16 to common shares and US$ .54 to preferred shares	(512)	(314)	(337)
Appropriation (to) from reserves	(3,693)	4,535	(211)
Balance at December 31	14,456	13,319	8,371
Total stockholders' equity	14,705	10,722	15,291
Comprehensive income is comprised as follows:			
Net income	5,342	727	378
Cumulative translation adjustments	(1,179)	(5,692)	(2,288)
Amounts not recognized as net periodic pension cost	188	565	(111)
Unrealized gain (loss) on available-for-sale securities	27	157	(60)
Total comprehensive income (loss)	4,378	(4,243)	(2,081)

The accompanying notes are an integral part of these consolidated financial statements.

1 The Company and its Operations

Petróleo Brasileiro S.A. - PETROBRAS is Brazil's national oil company and, directly or through its subsidiaries, (collectively, PETROBRAS or the Company), is engaged in the exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products.

PETROBRAS was incorporated under Law No. 2004 on October 3, 1953. Until November 1995, PETROBRAS was the exclusive agent of the Brazilian Federal Government (the "Federal Government") for purposes of exploiting the Federal Government's constitutional and statutory control over activities involving exploration, production, refining, distribution, import, export, marketing and transportation of hydrocarbons and oil products in Brazil and its continental waters. When adopted in 1953, the relevant provisions of the Brazilian constitution and statutory law gave the Federal Government a monopoly in these areas subject only to the right of companies then engaged in oil refining and the distribution of oil and oil products to continue those activities in Brazil. Therefore, except for limited competition from those companies in their grandfathered activities, PETROBRAS had a monopoly over its businesses for approximately 42 years. As a result of a change in the Brazilian constitution in November 1995, and the subsequent and ongoing implementation of that change, PETROBRAS has ceased to be the Federal Government's exclusive agent in Brazil's hydrocarbons sector and has been operating in an environment of gradual deregulation and increasing competition.

2 Summary of Significant Accounting Policies

In preparing these consolidated financial statements, the Company has followed accounting policies that are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto. Estimates made by management include: oil and gas reserves, pension and health care liabilities, environmental obligations, depreciation, depletion and amortization, abandonment costs and income taxes. While the Company uses its best estimates and judgments, actual results could differ from those estimates as future confirming events occur.

(Expressed in millions of United States dollars, unless otherwise stated)

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in significant respects from the Brazilian accounting principles applied by PETROBRAS in its statutory financial statements prepared in accordance with the Brazilian Corporate Law and the regulations promulgated by the Brazilian Securities Commission - CVM.

The U.S. dollar amounts for the periods presented have been remeasured or translated from the Brazilian Reais amounts in accordance with Statement of Financial Accounting Standards (SFAS) 52 - Foreign Currency Translation ("SFAS 52") as applicable to entities operating in non-hyperinflationary economies.

Prior to 1998 Brazil was considered to have a highly inflationary economy, defined under SFAS 52 as an economy in which the cumulative inflation rate is approximately 100% or more over a three-year period. During the last quarter of 1997, the Company determined that the Brazilian economy had ceased to be highly inflationary. Accordingly, on January 1, 1998 the Company changed its functional currency from the reporting currency (U.S. dollar) to the local currency (Brazilian Real) and translated or remeasured into the U.S. dollar amounts of monetary and non-monetary assets and liabilities into Reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities. The resulting deferred taxes associated with the differences between the new functional currency bases and the tax bases, including those relating to affiliates net of related valuation allowances, were reflected as a credit to the cumulative translation adjustments component of stockholders' equity in the amount of US$ 714.

The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate (R$1.9554 and R$ 1.789 to US$ 1.00 at December 31, 2000 and 1999, respectively), and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the year. The net translation loss in the amount of US$ 1,179 (1999 - US$ 5,692; 1998 - US$ 1,574) resulting from this remeasurement process was excluded from income and presented as a cumulative translation adjustment (CTA) in the statements of comprehensive income and stockholders' equity.

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company, all majority-owned subsidiaries in which the Company directly or indirectly has both share and management. Intercompany accounts and transactions are eliminated.

The following majority-owned subsidiaries are consolidated:

Subsidiary companies	Activity
Petrobras Distribuidora S.A. - BR	Distribution
Petrobras Internacional S.A. - BRASPETRO	International operations
Petrobras Química S.A. - PETROQUISA	Petrochemical
Petrobras Gás S.A. - GASPETRO	Gas transportation
Petrobras Transporte S.A. - TRANSPETRO	Transportation
Petrobras International Finance Company - PIFCO	Marketing
Alberto Pasqualini - REFAP S.A. (1)	Refining
Downstream Participações S.A. (1)	Refining and distribution

(1) Companies incorporated in November 2000 for the purpose of facilitating the exchange of assets discussed in Note 16.

(c) Cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have a maturity of three months or less at date of acquisition.

(d) Accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(e) Inventories

Inventories are stated as follows:

- Raw materials comprise principally crude oil inventories, which are stated at the lower of cost (average cost) or market value.

- Oil products and alcohol are stated, respectively, at average refining and purchase cost, adjusted when applicable to their realizable value.

- Materials and supplies are stated at average cost, not exceeding replacement value and imports in transit are stated at identified cost.

As further described in Note 2(i), until July 28, 1998, PETROBRAS recorded imported crude oil and imported oil products at prices established by the Federal Government. Subsequent to July 28, 1998, PETROBRAS has recorded the cost of oil and oil products at actual cost.

(f) Investments in affiliated companies and government securities

(i) Investments in affiliated companies

The Company uses the equity method of accounting for all long-term investments for which it owns between 20% and 49% of the investee's outstanding voting stock and/or has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends.

(ii) Government securities

The Company accounts for certain investments (including its ELET and SIBR government securities through February 2000) as available-for-sale securities and its NTN-P government securities as held-to-maturity securities in accordance with SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). Accordingly, any unrealized holding gains or losses on available-for-sale securities, net of taxes, are excluded from income and recognized as a separate component of stockholders' equity until realized.

(g) Property, plant and equipment

(i) Costs incurred in oil and gas producing activities

The successful efforts method of accounting is used for oil and gas exploration, development and production activities.

Property acquisition costs - Costs of acquiring developed or undeveloped leaseholds including lease bonus, brokerage, and other fees are capitalized. The costs of undeveloped properties that become productive are transferred to a producing property account.

Exploratory costs - Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production could begin are evaluated annually to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Exploratory well costs not meeting either of these tests are charged to expense. All other exploratory costs (including geological and geophysical costs) are expensed as incurred.

Development costs - Costs of development wells including dry holes, platforms, well equipment and attendant production facilities are capitalized.

Production costs - Costs incurred with producing wells are expensed as incurred.

Abandonment costs - The estimated costs of dismantlement and removal of oil and gas related facilities are accrued over the properties' production lives using the unit-of-production method and recognized as accumulated depreciation, depletion and amortization as the expense is recorded.

(ii) Depreciation, depletion and amortization

Depreciation, depletion and amortization of leasehold costs of producing properties are recorded using the unit-of-production method by individual fields as the proved reserves are produced. Leased production platforms are depreciated on a straight-line basis over the estimated useful lives of the platforms. Depreciation, depletion and amortization of all other capitalized costs (both tangible and intangible) of proved oil and gas producing properties are recorded using the unit-of-production method by individual fields as the proved developed reserves are produced. Estimated dismantlement, restoration and abandonment costs and estimated salvage values are taken into account in determining amortization and depreciation provisions.

Other plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Refining	10 years
Transport	4-13 years
Distribution	5-10 years
Other	5-10 years

(iii) Impairment

In accordance with SFAS 121 - Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of ("SFAS 121"), management reviews long-lived assets, primarily property, plant and equipment to be used in the business and capitalized costs relating to oil and gas activities, whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the bases of undiscounted future cash flows. The reviews are carried out at the lowest level of assets to which the Company is able to attribute identifiable future cash flows. The net book value of the underlying assets is adjusted to their fair value using a discounted future cash flow model, if the sum of the expected future cash flows is less than the book value.

The Company records assets to be disposed of for which management has committed to a plan of disposal at the lower of cost or fair value less incremental direct costs to sell the related assets.

(iv) Maintenance and repairs

The actual costs of major maintenance, including turnarounds at refineries and vessels, as well as other expenditures for maintenance and repairs, are expensed as incurred.

(v) Capitalized interest

Interest is capitalized on specific projects when construction takes considerable time and involves major expenditures. Capitalized interest is allocated to property, plant and equipment and amortized over the estimated useful lives of the related assets.

(Expressed in millions of United States dollars, unless otherwise stated)

(h) Revenues, costs and expenses

Revenues from sales of crude oil, petrochemical products and other products are recognized on an accrual basis when title has transferred to the customer. Revenues from sales of natural gas are accounted for when the natural gas is sold to the customer. Differences between these sales and the Company's share of production are routinely adjusted. These differences are not significant. Costs and expenses are accounted for on an accrual basis.

Transportation costs are recorded as a component of selling, general and administrative costs. Transportation costs totaled US$ 352, US$ 245, and US$ 83 for the years ended December 31, 2000, 1999 and 1998, respectively.

(i) Accounting for the effect of Federal Government regulation

The Brazilian oil and gas industry has been, and continues to be, subject to extensive regulation by the Federal Government. PETROBRAS has been used by the Federal Government to implement these various regulations. Law 4452 of November 5, 1964, as amended by Decree Law 61 of November 21, 1966, Decree Law 1599 of December 30, 1977 and Decree Law 1785 of May 13, 1980 defined the government-regulated price and cost structure to be used by the Company. This law, as amended, required the Federal Government to reimburse the Company (or for the Company to reimburse the Federal Government) for the net difference between amounts collected by the Company, amounts paid to third parties and reimbursements made to the Company while administering the various Federal Government programs used to regulate the Brazilian oil and gas industry and the fuel alcohol program (i.e. the FUP/FUPA program created by the National Fuel Department (DNC) through Resolutions 16/84 and 18/84 of 1984). As a result, the financial statements may not be comparable to those of other oil and gas companies.

The impact of Federal Government regulation on the Company's operating structure has been recorded in the Petroleum and Alcohol Account. The impact of these regulations are recorded in the income statement to correspond with underlying transactions when compliance with applicable law has occurred and collection is reasonably assured.

Since 1996, the Federal Government has introduced several measures to deregulate the oil and gas industry in Brazil, including the enactment of the Oil Law in 1997. One of the consequences of the Oil Law was the implementation of new regulations on July 29, 1998 that significantly changed the Federal Government's regulation of the Brazilian oil and gas market.

Prior to July 29, 1998, regulation by the Federal Government had the following impacts on the Company's financial statements:

Sales of products and services. Actual quantities were sold at prices established by the Federal Government for each type of basic oil product on the basis of a formula that included reference costs for crude oil purchased, and refining and transportation of oil products. The prices established by the Federal Government for gasoline and diesel fuel included fixed components for fuel transportation costs known as *Frete para Uniformização de Preços* (the Freight for Uniformity of Prices or FUP), for oil products, and *Frete para Uniformização de Preços do Álcool* (the Freight for Uniformity of Prices of Alcohol or FUPA), for fuel alcohol. The FUP and FUPA that were actually collected by PETROBRAS reduced the balance of the Petroleum and Alcohol Account.

Net operating revenues. Net operating revenues represented actual quantities sold at prices determined by the Federal Government, net of value added and other taxes on sales and the FUP and FUPA collected through the prices charged to customers.

Cost of Sales. The Company recorded the cost of imported crude oil and oil products at the costs that were considered by the Federal Government when determining the prices charged for products sold. The difference between the amount recorded for the cost of purchased crude oil and products and the actual cost incurred by the Company was reflected in the Petroleum and Alcohol Account. Additionally, PETROBRAS acted as administrator of the Federal Government's fuel alcohol commercialization program which relates to the purchase and sale of fuel alcohol products. PETROBRAS records the net effect of its fuel alcohol commercialization activities as an increase or decrease to the Petroleum and Alcohol Account with an offsetting adjustment to cost of sales.

Selling, general and administrative expenses. The Federal Government provided reimbursements to PETROBRAS (including BR) for the transportation of oil products and alcohol. These amounts increased the balance of the Petroleum and Alcohol Account and reduced selling, general and administrative expenses.

Payments to third parties. PETROBRAS reimbursed distributors and alcohol producers, who incurred transportation and other costs in categories specified by the Federal Government in connection with commercialization of oil products and fuel alcohol, and were entitled to claim reimbursement under the FUP/FUPA programs for those costs. Additionally, PETROBRAS is required to fund the administrative expenses of ANP and its predecessor entity, the DNC. These payments are made after approval from the Federal Government, are recorded as an increase in the Petroleum and Alcohol Account and do not impact the income statement.

The change in Federal Government regulation on July 29, 1998 impacted the Company's financial statements in the following ways:

Sales of products and services. Products are sold at prices established by the Federal Government for each type of basic oil product on the basis of political and economic conditions in Brazil. The FUP and FUPA programs were cancelled, and these items are no longer considered in the prices charged to the Company's customers.

Net operating revenues. Net operating revenues is determined using actual quantities sold and the realization price, or "PR". The Federal Government determines the PR for each of PETROBRAS' principal oil products, through application of pricing formulas that, with a lag of approximately one-month, reflect changes in the U.S. dollar/Real exchange rate and international market prices for benchmark products. The difference between the price at which PETROBRAS sells each of its oil products, net of value added and other taxes on sales, and the PR for that product is the *Parcela de Preços Específica*, or PPE, which is presented as an adjustment to sales of products and services with a corresponding amount recorded in the Petroleum and Alcohol Account.

Cost of Sales. The regulation of the cost of imports was eliminated and import costs are now recorded at prices actually paid by the Company. The Company continues to purchase and sell alcohol on behalf of the Federal Government and records the net effect of these sales against the Petroleum and Alcohol Account with an offsetting adjustment to cost of sales. However, the amount of volumes purchased and sold in this capacity is declining.

Selling, general and administrative expenses. The Federal Government continues to provide reimbursements to PETROBRAS and distributors (including BR) of transportation subsidies, but is gradually eliminating them. These amounts increase the balance of the Petroleum and Alcohol Account and reduce selling, general and administrative expenses.

Payments to third parties. PETROBRAS continues to reimburse distributors and alcohol producers who incur transportation and other costs in categories specified by the Federal Government in connection with commercialization of oil products and fuel alcohol, and are entitled to claim reimbursement under existing regulations. Additionally, PETROBRAS is still required to fund the administrative expenses of ANP. These payments are made after determination from the Federal Government, are recorded as an increase in the Petroleum and Alcohol Account and do not impact the income statement.

(Expressed in millions of United States dollars, unless otherwise stated)

The impact on the balance sheet of the Federal Government's regulation of the Brazilian oil and gas industry is recorded in the Petroleum and Alcohol Account (see Note 10) at December 31, 2000, 1999 and 1998. The impact on the income statement for the three years ended December 31, 2000 is summarized as follows, by income statement component:

	Years ended December 31		
	2000	**1999**	**1998**
Freight for the uniformity of price - FUP/FUPA			(2,415)
Specific parcel price - PPE	288	(1,656)	(2,207)
FUP/FUPA and PPE	288	(1,656)	(4,622)
Cost of sales			
Oil and oil products importation			153
Commercialization of alcohol	19	(143)	(130)
Total decrease (increase) in cost of sales	19	(143)	23
Selling, general and administrative expenses			
Transport of oil products	(81)	(132)	(382)
Others			5
Total decrease in selling, general and administrative expenses	(81)	(132)	(377)
Financial income (financial income on the Petroleum and Alcohol Account)	35	95	385

(j) Income taxes

The Company accounts for income taxes in accordance with SFAS 109 - Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach to recording current and deferred taxes. The effects of differences between the tax bases of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income taxes, except that prior to the change in the functional currency on January 1, 1998, no recognition was given to

(Expressed in millions of United States dollars,

differences arising from indexation for tax purposes or changes in exchange rates related to non-monetary assets translated at historical exchange rates. Upon the January 1, 1998 change in the functional currency, the Company recognized the cumulative effect of these previously unrecognized differences directly in the cumulative translation adjustments component of shareholders' equity.

PETROBRAS records the tax benefit of all net operating losses as a deferred tax asset and recognizes a valuation allowance for any part of this benefit which management believes will not be recovered against future taxable income using a "more likely than not" criterion.

(k) Employee postretirement benefits

The Company sponsors a contributory defined-benefit pension plan covering substantially all of its employees. With respect to such plans, SFAS 87 - Employers' Accounting for Pensions ("SFAS 87") was adopted by the Company on January 1, 1994, because it was not feasible to apply this standard on January 1, 1989, the date that SFAS 87 first became applicable for non-U.S pension funds. The amount recorded directly to equity upon adoption of SFAS 87 was US$ 946. However, the net transitory obligation was computed retroactively as if it had been established on January 1, 1989 and is amortized over a 15-year period.

In addition, the Company provides certain health care benefits for retired employees and its dependents. The cost of such benefits is recognized in accordance with SFAS 106 - Postretirement Benefits Other Than Pension ("SFAS 106"). The Company has disclosed information about its employee postretirement benefits in accordance with SFAS 132 - Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132").

The Company also contributes to the national pension, social security and redundancy plans at rates based on payroll, and such contributions are expensed as incurred. Further indemnities may be payable upon involuntary severance of employees but, based on current operating plans, management does not believe that any amounts so payable will be material.

(l) Environmental and remediation costs

Environmental costs relating to current operations are expensed or capitalized, as appropriate, depending on whether such costs provide future economic benefits. Liabilities are recognized when the costs are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted, site-specific costs.

(m) Compensated absences

The liability for future compensation for employees for vacations is accrued as earned.

(n) Earnings per share

The Company has adopted SFAS 128 - Earnings Per Share ("SFAS 128") for all periods presented. Earnings per share are computed using the two-class method, which is an earnings allocation formula that determines earnings per share for both preferred stock, a participating security, and common stock. The preferred stock is participating since the preferred shares participate in dividends and undistributed earnings with the common stock at a predetermined formula. Such formula allocates the net income, as if all of the net income for each year had been distributed, first to the preferred shares in an amount equal to the preferred shares' priority minimum annual dividend of 5% of their paid-in capital as stated in the statutory accounting records, then to common stock in an amount equal to the preferred shares' priority dividend on a per share basis and any remaining net income is allocated equally to the common and preferred shares.

Earnings may be capitalized or otherwise appropriated; consequently, such earnings would no longer be available as dividends.

Each American Depositary Share (ADS) for common stock represents one share of the Company's common stock or one share of the Company's preferred stock and, in each case, is presented together with earnings per share.

(o) Research and development costs

Research and development costs are charged to expense when incurred.

(p) Accounting for derivatives and hedging activities

The Company may use derivative financial instruments to mitigate the risk of unfavorable price movements on crude oil purchases. Gains and losses on these hedges are deferred until the underlying hedged transaction impacts earnings and are recognized as adjustments to cost of products or sales. Cash flows associated with these derivatives are reported with the underlying hedged transaction's cash flows. Transaction fees associated with these derivatives are expensed as incurred.

(Expressed in millions of United States dollars, unless otherwise stated)

The Company may also use derivative financial instruments to protect against exchange-rate movements affecting its foreign currency denominated indebtedness. Gains and losses from changes in the fair value of these contracts are recognized in income currently, offsetting foreign exchange gains and losses arising on the Company's outstanding debt balance.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133). The standard, as amended by SFAS 137 – Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB 133, and amendment of FASB Statement No. 133 and SFAS 138 – Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 (referred to hereafter as "SFAS 133"), is effective for the Company as from January 1, 2001. FAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk. For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that is reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. The gain and loss on all derivatives not designated as hedges are recognized in earnings.

The Company adopted SFAS 133 on January 1, 2001 and determined that all of its derivative financial instruments that had previously been treated as hedges will not qualify for hedge accounting under the new standard. In accordance with the transition provisions of SFAS 133 the Company recorded a net-of-tax cumulative-effect-type loss of US$ 6 in earnings in January 1, 2001 to recognize at fair value all of the Company's derivative instruments.

Although SFAS 133 provides a significant change in the accounting guidance related to derivative instruments and hedging activities, the Company has determined that the more stringent accounting and documentation requirements under SFAS 133 will not cause any significant changes in its overall risk management strategy and in its overall hedging activities. Implementation issues continue to be addressed by the Financial Accounting Standards Board (FASB) and any changes to existing guidance might impact the Company's implementation.

(q) Comprehensive income

In accordance with SFAS 130 – Reporting Comprehensive Income ("SFAS 130"), the Company has included a Statement of Comprehensive Income as part of the Statement of Changes in Stockholders' Equity, which comprises the results of operations, the cumulative translation adjustments, amounts not recognized as net periodic pension costs and unrealized losses on available for sale securities.

(r) Segment information

In accordance with SFAS 131 - Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") the Company has disclosed certain financial and descriptive information about its operating segments. The Company's operating segments are determined based upon how management makes operating and financial decisions for each business sector. The Company's operating segments are further described in Note 20.

(s) Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation.

(Expressed in millions of United States dollars,

3 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable in the years presented are as follows:

	Years ended December 31 - %		
	2000	**1999**	**1998**
Federal income tax rate	25.0	25.0	25.0
Social contribution (*)	9.0 to 12.0	8.0 to 12.0	8.0
Composite tax rate	34.0 to 37.0	33.0 to 37.0	33.0

(*) Pursuant to a provisional measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and it was reduced to 9% for the period February 1, 2000 to December 31, 2002. The social contribution rate will become 8% again effective January 1, 2003. Because provisional measures are valid only for 30 days unless approved by the Congress for purposes of application of SFAS 109, the enacted rate continues to be 8%. Therefore, this rate was used to calculate deferred taxes at December 31, 2000 and 1999.

Substantially all of the Company's taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following reconciles the tax calculated based upon statutory tax rates to the income tax (expense) benefit recorded in the financial statements.

(Expressed in millions of United States dollars,

	Years ended December 31		
	2000	**1999**	**1998**
Income (loss) before income taxes and minority interest	7,803	946	(189)
Tax (expense) benefit at statutory rates	(2,653)	(350)	62
Adjustments to derive effective tax rate:			
Reversal of income tax payable			449
Tax benefit on interest on stockholders' equity	315	153	168
Nondeductible postretirement benefits	(102)	(76)	(38)
Foreign income subject to different tax rates	51	22	36
Change in valuation allowance	(94)	(15)	
Others	(40)	17	(75)
Income tax (expense) benefit per consolidated statement of income	(2,523)	(249)	602

During 1998, the Company recognized a benefit in the amount of US$ 449, relating to the reversal of a tax provision established in previous years in connection with the privatization of certain affiliates of PETROQUISA included in the National Privatization Program (PND) due to expiration of the statute of limitations.

(Expressed in millions of United States dollars,

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	As of December 31	
	2000	**1999**
Current		
Assets		
Inventories	87	87
Tax effect on unrealized loss on government securities available-for-sale		58
Lease obligations	78	55
Net current deferred tax assets	165	200
Non-current		
Assets		
Employees' post-retirement benefits, net of unrecognized pension obligation	74	138
Deferred charges	51	68
Tax loss carryforwards	710	1,121
Investments	75	56
Lease obligations	452	363
Other temporary differences	197	146
Valuation allowance	(355)	(86)
	1,204	1,806
Liabilities		
Capitalized exploration and development costs	615	568
Accelerated depreciation	72	115
Property, plant and equipment	1,323	1,111
Interest on government securities held-to-maturity	835	815
Tax effect on unrealized gain on investments available-for-sale	32	20
Other temporary differences	49	51
	2,926	2,680
Net long-term deferred tax liabilities	1,722	874

(Expressed in millions of United States dollars,

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income are reduced. The following presents the changes in the valuation allowance for the years ended December 31, 2000, 1999 and 1998:

	2000	1999	1998
Balance at January 1,	(86)	(18)	(18)
Additions	(269)	(68)	
Reversals			
Balance at December 31	(355)	(86)	(18)

Tax loss carryforwards do not expire and are available for offset against future taxable income, limited to 30% of taxable income in any individual year.

4 Cash and Cash Equivalents

	As of December 31	
	2000	1999
Cash	343	259
Short-term investment fund - local currency	5,433	2,449
Time deposits - U.S. dollars	50	307
	5,826	3,015

5 Government Securities

Government securities are comprised of the following:

(Expressed in millions of United States dollars,

(a) Available-for-sale

On June 27, 1996, the Company finalized negotiations for the receipt of government securities as settlement for a net obligation owed by various government agencies and companies controlled by the Federal Government to PETROBRAS. The resulting net receivable to PETROBRAS arising from these negotiations was settled with the issuance of government securities referred to as ELET. Additionally, the Federal Government issued securities referred to as SIBR for the settlement of a receivable from SIDERBRAS, the former government-controlled national steel corporation.

At December 31, 1999, the gross balance of the ELET and SIBR government securities was US$ 171 and US$ 236, respectively. The Company had recorded an unrealized loss on these investments of US$ 175. In February 2000, the Company transferred to PETROS, the Company's pension plan, these investments at fair value, in order to increase plan assets. As a result of the transfer, the Company realized a loss of US$ 192, which is comprised of the US$ 175 previously unrealized loss as of December 31, 1999 and US$ 17 attributable to market fluctuations during January 2000. This loss is recorded as a component of other expenses, net, in the income statement.

(b) Held-to-maturity

				As of December 31	
	Index	**Interest**	**Maturity**	**2000**	**1999**
NTN - P	TR	6% p.a.	2007	2,003	2,022
			2008	544	549
			2009	701	708
			2010 and thereafter	294	294
				3,542	3,573

During the 1990's, the Federal Government developed the National Privatization Program (PND) for the privatization of various government-controlled entities. The Company, through its subsidiaries PETROQUISA and GASPETRO, had previously invested in several of the companies included in the PND. As these companies were sold, the Company initially received from the acquirers securities issued by the Federal Government.

(Expressed in millions of United States dollars, unless otherwise stated)

On September 11, 1997, these securities were exchanged for National Treasury Bonds "Series P" (NTN-P). The NTN-P notes cannot be traded in the secondary market; therefore, they are recorded at face value plus accrued interest. The bonds can only be redeemed at the maturity date or at an earlier date, at face value plus accrued interest, if they are used to pay debt to the Federal Government or agencies related to the Federal Government. In 1998, the Federal Government and the Company reached an agreement authorizing the Company to use US$ 702 to settle its obligation to the Brazilian Central Bank (BACEN) as of October 31, 1998 with the application of a portion of the NTN-P bonds used to offset a loan with the Brazilian Central Bank. There are no future plans to use these securities to settle obligations with the government; accordingly, all of the securities have been classified as held-to-maturity.

6 Accounts Receivable

Accounts receivable consisted of the following:

	As of December 31	
	2000	1999
Trade		
Third parties	2,662	1,773
Related parties (Note 21)	72	69
	2,734	1,842
Less: allowance for uncollectible accounts	(208)	(179)
	2,526	1,663
Less: Long term accounts receivable, net	(315)	(88)
Current accounts receivable, net	2,211	1,575

(Expressed in millions of United States dollars, unless otherwise stated)

	As of December 31		
	2000	**1999**	**1998**
Allowance for uncollectible accounts			
Balance at January 1,	(179)	(77)	(74)
Additions	(33)	(121)	(9)
Write-offs	4	19	6
Balance at December 31	(208)	(179)	(77)
Allowance on short-term receivables	(57)	(84)	(38)
Allowance on long-term receivables	(151)	(95)	(39)

During 1999, the Company changed the method of estimating the allowance for doubtful accounts relating to receivables from the distribution segment. The effect of the change in estimate in the amount of US$ 109 was charged to selling, general and administrative expenses in the income statement, in accordance with the provisions of APB 20 - Accounting Changes.

7 Inventories

Inventories are comprised of the following:

	As of December 31	
	2000	**1999**
Products		
Oil products	1,190	647
Alcohol	202	321
	1,392	968
Raw materials, mainly crude oil	1,272	908
Materials and supplies	423	394
	3,087	2,270

(Expressed in millions of United States dollars,

8 Property, Plant and Equipment

(a) Composition of balance

Property, plant and equipment, at cost, are summarized as follows:

	As of December 31					
			2000			1999
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	573	(341)	232	603	(352)	251
Oil and gas assets	20,899	(14,077)	6,822	20,826	(13,678)	7,148
Equipment and other assets	11,094	(6,148)	4,946	10,698	(6,114)	4,584
Capital lease - platforms	2,251	(604)	1,647	1,958	(506)	1,452
Rights and concessions	130	(3)	127	49	(3)	46
Land	131		131	141		141
Materials	184		184	286		286
Expansion projects - Construction and installations in progress:						
Exploration and production	3,713		3,713	2,672		2,672
Refining	1,052		1,052	980		980
Transport	255		255	738		738
Distribution	29		29	32		32
Other	99		99	96		96
	40,410	(21,173)	19,237	39,079	(20,653)	18,426

During 2000, the Company capitalized US$ 223 of interest cost (1999 - US$ 396; 1998 - US$ 459).

(Expressed in millions of United States dollars,

(b) Impairment

For the years ended December 31, 2000 and 1998, the Company recorded impairment charges of US$ 37 and US$ 102, respectively. The Company did not record an impairment charge in 1999. The impairment charge in 2000 was recorded on certain producing oil and gas properties in Brazil and Colombia. Of this impairment charge US$ 15 related to producing properties in Brazil and was primarily recorded in the Company's Cidade Sebastião Ferreira field (US$ 5) in the Sergipe Alagoas basin. The remaining US$ 22 million was recorded in the international segment primarily in the Company's Upia field (US$ 16) located in Colombia. These charges were recorded based upon the Company's annual assessment of the fields using prices consistent with those used in the Company's overall strategic plan.

The impairment charge in 1998 was recorded on certain oil and gas producing properties in Angola, Brazil, the United Kingdom and the United States. Of this impairment charge US$ 72 was recorded on the Company's producing properties in Brazil and was primarily recorded in the Araras (US$ 22) and Candeias (US$ 16) fields in the Bahia basin, and the Southeast Urucú field (US$ 30) in the Amazon basin. The remaining US$ 30 related to the Company's international producing properties, primarily the Alba field in the United Kingdom (US$ 13). These impairment charges were recorded as a result from lower international oil prices.

The writedown of proved properties was determined by comparing their book values to their undiscounted future cash flows. For those properties where the book value exceeded the undiscounted future cash flows, the book values were written down to fair value measured by calculating the net present value of the future cash flows. There were no fixed price forward sales considered in the discounted cash flow models.

(c) Assets held for sale

In April 2000, the Board of Directors approved the sale of 73 mature fields that are considered to be non-core producing fields. This portfolio is comprised of 35 million barrels of oil equivalent with an average daily production of 13 mboe per day. In certain of these fields, the Company is offering to sell the existing assets in place. Additionally, the Company is offering the option to purchase the oil and gas production and may also provide production support services. The Company conducted a pre-screening for eligible companies, which was concluded in October of 2000, and 56 companies were approved by the Company and the Brazilian National Petroleum Agency (ANP) to participate in the sale process. The anticipated date of sale of these fields has now been established for May 2001, subject to completion of the prerequisite due diligence procedures. The total book value of these fields and related equipment is US$ 15.

(Expressed in millions of United States dollars,

(d) Acquisitions and dispositions

On June 7, 2000, the ANP conducted its second public auction of oil exploration areas. The Company acquired exploration rights (at various participation levels) in 8 exploratory blocks in the Santos, Sergipe-Alagoas and Potiguar basins for a total investment of US$ 91.5 million. These exploration rights will expire over a period of up to 8 years.

Beginning at the end of the fourth quarter of 1999 through 2000 the Company entered into five contracts with leading oil and gas companies for the exploration, development and production of three exploratory fields. Under these contracts, the Company sold a partial interest in each of these fields for US$ 133, which was received during 2000. The Company recorded the entire proceeds received as a gain because it had no carrying costs in these fields. Additionally, under these contracts, the Company will be carried for a minimum exploratory work program, but will participate in any subsequent development and production of the field in accordance with its working interest. This gain has been recorded as a component of other expenses, net, in the income statement.

9 Investments in Affiliated Companies and Other Investments

PETROBRAS conducts portions of its business through investments in companies accounted for using the equity and cost methods. These affiliates are primarily engaged in the petrochemicals and products transportation businesses.

The Company's participation in the voting shares of its equity affiliates ranged from 28% to 48%. At December 31, 2000, the Company's investment in these equity affiliates amounted to US$ 140 (1999 - US$ 129), and the Company recorded equity in results of affiliated companies of US$ 26 for the year ended December 31, 2000 (1999 - US$ 39; 1998 - US$ 33).

The Company also holds interests in other companies that are less than 20% of the total voting shares. At December 31, 2000 and 1999, the Company had invested US$ 293 and US$ 251, of which US$ 184 and US$ 201 was invested in companies with publicly traded shares. The Company's investment in these companies with publicly traded shares has been recorded at market value. The Company has recorded unrealized gains for the difference between the fair value and the cost of the investment on these investments of US$ 97 and US$ 58 as of December 31, 2000 and 1999. These unrealized gains are reflected as a component of stockholder's equity, net of tax, with changes in the unrealized balance recorded as a component of comprehensive income.

(Expressed in millions of United States dollars, unless otherwise stated)

Portions of the Company's investments are held in companies participating in the PND described in Note 5(b). The carrying value of these investments amounted to US$ 149 at December 31, 2000 (US$ 161 at December 1999). Companies included in the privatization program have been generally sold at prices above the minimum auction prices. However, at December 31, 2000 and December 31, 1999, it is not possible to estimate any adjustments which might be required to bring the book value of the investments into line with their realization value, due to the ongoing status of the privatization program. No dates have been defined by the Federal Government for the sale of these investments.

10 Petroleum and Alcohol Account - Receivable from Federal Government

As discussed in Note 2 (i), the Petroleum and Alcohol Account - Receivable from Federal Government (the Petroleum and Alcohol Account) is used to accumulate the impact of the Federal Government's regulation policies for the Brazilian oil and gas industry on PETROBRAS. The Petroleum and Alcohol Account accrues financial income on the outstanding balance at the Referential Rate Index - TR, which was 2.1% in 2000 (1999 - 5.7%).

As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. These applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account relating to the programs described in Note 2(i) are recognized in accordance with applicable law when the underlying transaction has occurred. For example, the Federal Government will reimburse the Company for the net losses associated with the fuel alcohol commercialization activities. The Company has a legal, valid and binding receivable from the Federal Government when the fuel alcohol is sold to the customer at a net loss. Accordingly, the receivable is recorded in the Petroleum and Alcohol Account increasing its balance when the underlying sale to the customer has occurred. The net effect of these regulations on the income statement is summarized in Note 2(i) and the net effect of these regulations on the balance sheet is summarized below.

(Expressed in millions of United States dollars, unless otherwise stated)

For the period January 1, 1997 to July 29, 1998, the amounts the Company collected under the FUP/FUPA programs exceeded the amounts it was required to pay under the various regulations which decreased the balance of the account. Subsequent to July 29, 1998, as a result of low international oil product prices, the sales prices established by the Federal Government for the Company's oil products exceeded the PR, and accordingly, the balance of the account decreased further. Beginning in October 1999, as a result of high international oil product prices, sales prices established by the Federal Government for our oil products were less than the PR, and, accordingly, the balance of the account increased during the fourth quarter of 1999.

During 2000, the Federal Government continued to control the sales price of the Company's oil products, resulting in an average 45% increase in sales prices for certain of the Company's oil products to reflect the higher international prices for these products. Additionally, the Federal government reduced the importation taxes for oil products from 9% to 6%, effective January 1, 2000, which reduced the PR. Finally, the Federal Government deregulated the price of petrochemical nafta, effective August 9, 2000, which impacted the sale price and PR for this product.

Despite the changes in the Federal Government's regulations, and the stable exchange rate, the balance of the Petroleum and Alcohol account increased by US$ 263 attributable to the net increase in the Company's oil product sales prices not being sufficient to offset the 47% increase in international oil products prices and a lag between the increase in market prices and the Company's sales prices. This increase was partially offset by a reduction of US$ 106 because the Company agreed to reduce the balance of the account as a result of the completion of the certification process on a portion of the activity during the period under review by the Federal Government. The following summarizes the changes in the Petroleum and Alcohol Account for the years ended December 31, 2000, 1999 and 1998.

Notes to the Consolidated Financial Statements

(Expressed in millions of United States dollars, unless otherwise stated)

	For the years ended December 31		
	2000	**1999**	**1998**
Opening balance	1,352	3,340	6,488
Advances (collections):			
FUP/FUPA			(2,415)
PPE	288	(1,656)	(2,207)
Total advances (collections)	288	(1,656)	(4,622)
Reimbursements to third parties:			
Subsidies paid to fuel alcohol producers under the FUPA program		303	1,143
Costs reimbursed to distributors for transport of oil products		22	65
Reimbursement for ANP administrative expenses	22	14	24
Others	(3)	(1)	2
Total reimbursements to third parties	19	338	1,234
Reimbursements to PETROBRAS			
Oil and oil products importation (1)			(260)
Transport of oil products	81	132	382
Net result of fuel alcohol commercialization activities (2)	(19)	143	130
Others			(5)
Total reimbursements to PETROBRAS	62	275	247
Total reimbursements	81	613	1,481
Financial income	35	95	385
Results of audit conducted by the Federal Government (3)	(106)		
Translation loss (4)	(141)	(1,040)	(392)
Ending balance - December 31	1,509	1,352	3,340

(1) Represents the difference between the prices established the Federal Government and the actual price paid for imported oil and oil products. This amount was recorded when imports were purchased. This regulation was eliminated in July 1998.

(2) Recorded as a component of cost of sales.

(3) US$ 105 was recorded as a component of other expenses, net and US$ 1 was recorded as a component of monetary and exchange variation on monetary assets and liabilities, net.

(4) Translation losses are recorded as a component of the cumulative translation adjustment.

(Expressed in millions of United States dollars, unless otherwise stated)

In accordance with existing regulations, the net impact of the Federal Government regulations will continue to be recorded in the Petroleum and Alcohol Account until this account is settled.

The Oil Law passed in 1997 requires the settlement of the Petroleum and Alcohol Account by the time the Oil Law becomes fully effective, which is scheduled for December 31, 2001, in accordance with Law 9990 dated July 21, 2000. As a part of the evolving deregulation of the Brazilian oil and gas industry, the Federal Government announced on January 4, 2001 that the Company's sales prices for diesel oil, gasoline and natural gas derived from petroleum would be established, on a quarterly basis, on the basis of a readjustment factor (IR), calculated on the basis of a formula that reflects changes in the Real/U.S. dollar exchange rate and the prevailing international price of Brent crude during the preceding quarter. However, if the IR is positive, the Federal Government will have discretion to grant a lower increase in the prices of any of these oil products. On the other hand, if the IR is negative, the Federal Government will only have the discretion to grant a lower price reduction for any of these oil products, if the average PPE for such oil product during the preceding quarter was negative. Additionally, on January 16, 2001 the Federal Government reduced the PR by reducing the importation tax for oil products from 6% to 0%.

On June 30, 1998, PETROBRAS and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of PETROBRAS to support the balance of this account.

Each NTN-H bond has a nominal value of R$ 1,000 (US$ 511), accrues interest at the Referential Rate Index - TR and has a maturity date of June 30, 2003. The bonds are cancelled from time to time by the depositary, after the Federal Government receives authorization from the Company, as the balance of the Petroleum and Alcohol Account decreases. The Company has no other rights to use, withdraw or transfer the Series H bonds. There were no bonds cancelled during 2000. The value of the outstanding bonds at December 31, 2000 and December 31, 1999 was US$ 1,062 and US$ 1,136, respectively, at which time the balance of the Petroleum and Alcohol Account was US$ 1,509 and US$ 1,352, respectively. The legal, valid and binding nature of the receivable is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The Federal Government certified the balance of the Petroleum and Alcohol Account as of March 31, 1992. In September 1999, the Ministers of Finance, Agriculture, Internal Supply, and Mines and Energy created a Working Group to certify the balance of the Petroleum and Alcohol Account, relating to the period April 1, 1992 to June 30, 1998. The Working Group

(Expressed in millions of United States dollars, unless otherwise stated)

concluded on December 31, 2000 its certification process on a portion of the activity for this period, and the Company agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 106 million. The adjustments accepted by the Company primarily related to differences in the calculation of the FUP/FUPA and the procedures used to determine the difference between the Company's actual and regulated cost of imported crude oil and oil products, both of which were eliminated with the implementation of new regulations as discussed in Note 2(i). The Company does not expect any material impact on its financial position or results of operations as a result of the completion of the certification process for the period April 1, 1992 – June 30, 1998.

The Federal Government is still developing a formal process in cooperation with the Company for the required settlement of the balance in the Petroleum and Alcohol Account upon full implementation of the Oil Law on December 31, 2001. In accordance with applicable law and regulations, and subject to the approval of the Company, settlement of the balance in the Petroleum and Alcohol Account may be in the form of (i) the transfer to the Company of an amount of NTN-H bonds equal to the balance of the Petroleum and Alcohol Account on the settlement date, (ii) the issuance of new instruments (the types and terms of which will be determined by the Federal Government at or before the time of settlement, subject to the Company's approval) in an amount equal to the balance of the account on the settlement date, (iii) the offset of the remaining balance of the account on the settlement date against other amounts owed by the Company to the Federal Government, such as federal taxes payable, or (iv) a combination of the foregoing. The specific types and terms of any new instruments are not explicitly covered in the Oil Law. However, as the Company has the right to approve the instrument that is received, the value will correspond to the carrying value of the Petroleum and Alcohol Account at the time of settlement.

11 Financing

(a) Short-term debt

The Company's short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31	
	2000	1999
Import - Oil and equipment	2,731	4,412
Working capital	397	217
	3,128	4,629

(Expressed in millions of United States dollars,

The weighted average annual interest rates on outstanding short-term borrowings were 8.07% and 7.74% at December 31, 2000 and 1999, respectively.

(b) Long-term debt

(i) Composition

	As of December 31	
	2000	**1999**
Foreign currency		
Financial institutions	2,366	2,198
Suppliers' credits	1,298	1,087
Notes	856	891
Commercial paper	150	350
	4,670	4,526
Local currency		
Debentures (related party)	310	294
BNDES (related party)	751	1,040
Others	54	54
	1,115	1,388
	5,785	5,914
Current portion of long-term debt	(952)	(1,136)
	4,833	4,778

(ii) Composition of foreign currency debt by currency

	As of December 31	
	2000	**1999**
Currencies		
United States dollars	3,371	3,007
Japanese Yen	987	1,186
French Franc	78	98
Italian Lira	140	138
Austrian Shilling	86	92
Others	8	5
	4,670	4,526

(Expressed in millions of United States dollars, unless otherwise stated)

(iii) Maturities of the principal of long-term debt

The long-term portion at December 31, 2000 becomes due in the following years:

2002	967
2003	809
2004	482
2005	393
2006 and thereafter	2,182
	4,833

(iv) Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	As of December 31	
	2000	**1999**
Foreign currency		
4% or less	547	161
Over 4% to 6%	343	724
Over 6% to 8%	1,723	915
Over 8% to 10%	1,756	1,663
Over 10% to 15%	301	1,063
	4,670	4,526
Local currency		
4% or less	635	
Over 4% to 6%	2	670
Over 6% to 8%		218
Over 8% to 10%	442	
Over 10% to 15%	36	500
	1,115	1,388
	5,785	5,914

(Expressed in millions of United States dollars,

Financial institutions abroad do not require guarantees from the Company. The financing granted by BNDES - National Bank for Social and Economic Development is guaranteed by a lien on the assets being financed (vessels).

At December 31, 2000, the Company had fully utilized all available lines of credit for the purchase of imports. At December 31, 1999, the Company had unused lines of credit of US$ 64.

12 Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company's exploration and production and related projects. The Company's project financing balance at December 31, 2000 and 1999 is comprised of the following projects:

	December 31	
	2000	**1999**
Marlim	941	719
Barracuda/Caratinga	166	211
Espadarte/Voador/Marimbá (EVM)	849	79
Cabiúnas	253	31
Albacora	412	
	2,621	1,040
Current portion of project financings	(565)	(359)
	2,056	681

During 2000, the Company finalized negotiations on four new project finance arrangements. The following summarizes the nature of the projects in progress at December 31, 2000 and 1999:

(Expressed in millions of United States dollars, unless otherwise stated)

Marlim. On December 14, 1998, the Company entered into a consortium agreement with Companhia Petrolífera Marlim (CPM), a single purpose entity formed in November 1998 by a group of international financial institutions for the sole purpose of raising US$ 1,500 for the expansion and continued development of the Marlim oil field. In December 1999, CPM raised US$ 200 through a medium term note program, and an additional US$ 300 in 2000. Additionally, at December 31, 2000 CPM had an outstanding loan balance of US $208 from the BNDES. CPM is currently completing an operation to refinance short-term funds. Upon closing of the consortium agreement, PETROBRAS sold certain assets to CPM, who leased them back to PETROBRAS. Effective June 30, 1999 PETROBRAS conveyed its remaining assets in the Marlim field to CPM, who leased them back to PETROBRAS. Additionally, in June 1999, the shareholders of CPM and PETROBRAS entered into a Stock Option Agreement granting to PETROBRAS a call option at a bargain price at the end of the lease and to the shareholders of CPM a put option to PETROBRAS in the case of default.

Barracuda/Caratinga. On June 23, 2000 the Company completed its project finance negotiations with the Barracuda Caratinga Leasing Company B. V. (BCLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 2,000 for the development of the Barracuda and Caratinga oil and gas fields located in the Campos Basin. Permanent funding for this project has been raised from two governmental institutions (Japan's Bank of International Cooperation – JBIC and the BNDES) and from a syndicate of commercial banks. Additional subordinated financing to complement this financing is also expected to be raised through loans from Japanese trading companies. Bridge financing for this project in the amount of US$ 279 was prepaid in February 2000. In conjunction with this project, the Company will contribute US$ 1,035 of drilling services through a drilling services contract signed with the Halliburton Company.

Espadarte/Voador/Marimbá (EVM). On June 23, 2000, the Company completed its project finance negotiations with the EVM Leasing Corporation (EVMLC), a special purpose entity formed by a group of international financial institutions for the sole purpose of raising US$ 1,600 for the development of the Espadarte, Voador and Marimbá oil and gas fields located in the Campos Basin. Permanent funding for the EVM project will be provided by a syndicate of international financial institutions, Japanese trading companies, JBIC and BNDES. Bridge financing in the amount of US$ 300 for this project was prepaid in December 1999. Upon closing of the agreement, the Company sold previously identified oil and gas assets to EVM, who leased them back to the Company.

(Expressed in millions of United States dollars, unless otherwise stated)

Cabíunas. On March 1, 2000, the Company completed its project finance negotiations with the Cayman Cabiúnas Investment Co. Ltd., a special purpose entity formed by the Mitsui and Sumitomo banks for the sole purpose of raising US$ 850 for the expansion of the Cabíunas Complex located in Macaé, in the state of Rio de Janeiro. Permanent financing will be provided by JBIC, a syndicate of commercial banks led by the Bank of Tokyo-Mitsubishi and the special purpose company's equity investors.

Albacora. During 2000, the Company finalized negotiations for two separate financing projects related to the Albacora oil field located in the Campos basin. On November 28, 2000, the Company completed its negotiations related to a project financing arrangement with the Albacora Japan Petroleum Limited Company (AJP), a special purpose corporation formed in December 1998 for the sole purpose of providing financing for the continued development of the Albacora oil field. AJP's operations commenced in December 2000 with the purchase of certain oil and gas assets from the Company. AJP will provide these assets exclusively to the Company in return for minimum proceeds of US$ 208 to be generated from the field's production. Permanent financing will be provided by JBIC, the Japan National Oil Company (JNOC) and certain Japanese trading companies. In addition, in December 2000, PETROS, the Company's pension plan, agreed to provide funding for the development of this oil field. As of December 31, 2000, PETROS had advanced US$ 240 for the continued development of the field, and this amount has been classified together with the AJP financing transaction.

The Company's arrangements related to the above projects are considered leasing transactions. PETROBRAS' responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies' debt and return on equity payments. At the end of each financing project, the Company will have the ability to purchase the leased or transferred assets from the special purpose company. Because the Company had commenced development or construction activities on each of these project prior to completing the financing arrangement, and because of the Company's continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property plant and equipment and the related obligation as a component of project financing.

(Expressed in millions of United States dollars,

13 Capital Leases

The Company leases certain offshore platforms, which are accounted for as capital leases. At December 31, 2000, these assets had a net book value of US$ 1,647 (US$ 1,452 in 1999).

The following is a schedule by year of the future minimum lease payments at December 31, 2000:

2001	336
2002	333
2003	325
2004	305
2005	241
Thereafter	745
Estimated future lease payments	2,285
Less amount representing interest at 6.187% to 12.0%	(653)
Less amount representing executory costs	(26)
Present value of minimum lease payments	1,606
Less current portion	(236)
Long-term portion	1,370

14 Employees' Postretirement Benefits and Other Benefits

The Company sponsors a contributory defined benefits pension plan, Fundação PETROBRAS de Seguridade Social - PETROS, which covers substantially all of its employees. The principal objective of PETROS is to supplement the social security pension benefits of the employees of PETROBRAS, its subsidiaries and affiliates, other companies and PETROS itself. The Company's funding policy is to contribute to the plan annually the amount determined by actuarial calculations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

On October 16, 2000 PETROS established a defined contribution plan for the employees of TRANSPETRO for which contributions will be made at 5.32% of that subsidiary's payroll to match employee contributions.

(Expressed in millions of United States dollars, unless otherwise stated)

Plan assets are invested primarily in equity securities, government securities and properties, including the following securities of related parties:

	As of December 31	
	2000	**1999**
PETROBRAS common shares	32	67
PETROBRAS preferred shares	65	96
Government controlled companies	81	326
Government securities	4	9
Securities of other related parties	295	20
	477	518

In addition, PETROS has agreed to provide certain financing for the continued development of the Albacora oil and gas field located in the Campos Basin. See Note 12.

The Company also provides certain postretirement health care benefits for its employees and their dependents. The Company contributes to the plan an amount necessary to cover employee benefits for the year. Accordingly, the plan is unfunded.

(Expressed in millions of United States dollars,

The funded status of the plans at December 31, 2000 and 1999, based on the report of the independent actuary, and amounts recognized in the Company's balance sheets at those dates, are as follows:

	As of December 31			
	2000		1999	
	Pension benefits	Other benefits	Pension benefits	Other benefits
Change in benefit obligation:				
Benefit obligation at beginning of year	7,079	1,913	9,348	2,204
Service cost	84	31	80	27
Interest cost	389	197	379	167
Actuarial loss	237	110	777	294
Benefits paid	(476)	(69)	(473)	(65)
Gain on translation	(602)	(163)	(3,032)	(714)
Benefit obligation at end of year	6,711	2,019	7,079	1,913
Change in plan assets:				
Fair value of plan assets at beginning of year	2,927		3,350	
Actual return on plan assets	385		522	
Company contributions	648	69	542	65
Employee contributions	74		73	
Benefits paid	(476)	(69)	(473)	(65)
Loss on translation	(248)		(1,087)	
Fair value of plan assets at end of year	3,310		2,927	
Reconciliation:				
Funded status	(3,401)	(2,019)	(4,152)	(1,913)
Unrecognized actuarial loss	2,356	554	2,689	512
Unrecognized transition obligation	333		486	
Net amount recognized	(712)	(1,465)	(977)	(1,401)
Amounts recognized in the balance sheet consist of:				
Employees' postretirement benefits	(3,308)	(1,465)	(4,007)	(1,401)
Unrecognized pension obligations	333		486	
Accumulated other comprehensive income	2,263		2,544	
Net amount recognized	(712)	(1,465)	(977)	(1,401)

(Expressed in millions of United States dollars, unless otherwise stated)

As discussed in Note 5(a), on February 1, 2000 the Company transferred to PETROS its ELET and SIBR government securities with a fair value of US$ 226.

As of December 31, 2000 and 1999, the Company has classified US$ 454 and US$ 245, respectively, of its pension liability as current. Additionally, as of December 31, 2000 the Company had finalized three agreements with PETROS to establish firm payment commitments in an effort to increase the funding of the pension plan. Under these agreements, the Company has agreed to fund R$ 1,255 (US$ 642) over five years. The current portion of these payments has been included in the current balance.

For measurement purposes, a 5.82% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease to 2.7% after 50 years.

Net periodic benefit cost includes the following components:

	Years ended December 31			
	2000		1999	
	Pension Benefits	Other benefits	Pension benefits	Other benefits
Service cost-benefits earned during the year	84	31	80	27
Interest cost on projected benefit obligation	389	197	379	167
Expected return on plan assets	(168)		(522)	
Amortization of initial transitory obligation	153		413	
Gain (loss) on translation	(42)	24	(291)	5
Recognized actuarial loss	142		516	
	558	252	575	199
Employee contributions	(74)		(73)	
Net periodic benefit cost	484	252	502	199

(Expressed in millions of United States dollars, unless otherwise stated)

Assumptions used in 2000 and 1999 for both plans are summarized as follows:

	2000		1999	
	Pension benefits	**Other benefits**	**Pension benefits**	**Other benefits**
Discount rates	Inflation + 6%	Inflation + 6%	Inflation + 6%	Inflation + 6%
Rates of increase in compensation levels	Inflation + 2%	Inflation + 3%	Inflation + 3%	Inflation + 3%
Expected long-term rate of return on assets	Inflation + 6%		Inflation + 6%	

Assumed health care costs trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage-point change in assumed health care cost rates would have the following effects:

	One percentage point-increase	**One percentage point-decrease**
Effect on total of services and interest cost component	51	(40)
Effect on postretirement benefit obligation	328	(260)

On June 19 and 30, 2000, the PETROS Council of Trustees and PETROBRAS Board of Directors respectively approved a mixed pension plan for employees admitted as from March 2000, based on a defined contribution for programmable benefits and defined benefits for risks benefits. The new plan was approved by the Secretaria de Previdência Suplementar - SPC (Supplementary Pensions Secretariat). However, the PETROS Council of Trustees and PETROBRAS Board of Directors suspended implementation of the plan to assess the impact of a new law affecting pension payments upon the plan.

As of December 31, 2000, the Company expensed approximately US$ 102 related to an employee profit sharing program included in the Company's final 2000/2001 collective bargaining agreement. Under this agreement, all employees will receive a minimum of 3 monthly base salaries, and 50% of this amount was paid in 2000 upon signing of the collective bargaining agreement.

(Expressed in millions of United States dollars,

15 Stockholders' Equity

The Company's subscribed and fully paid-in capital at December 31, 2000 and 1999 consisted of 634,168,418 common shares and 451,935,669 preferred shares. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred stockholders have priority in the return of capital.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company's voting stock. On August 10, 2000, the Company completed its registration process with the Securities and Exchange Commission (SEC) for the trading of its American Depositary Shares on the New York Stock Exchange (NYSE) under the symbol "PBR". On the same day, the Federal Government, through the BNDES sold 179,639,300 ordinary shares, of which 108,345,748 shares were sold on the NYSE. The sale reduced the Federal Government's ownership level from 84.1% to 55.71% of the voting shares of the Company and from 49.01% to 32.53% of the total capital of the Company.

On February 22, 2001, the Company completed the upgrade of its ADR Level I program for its preferred shares to Level II and the preferred share ADSs began trading on the NYSE under the symbol "PBRA".

(i) Dividends

In accordance with the Company's by-laws, holders of preferred and common shares are entitled to a mandatory dividend of 25% of annual net income as adjusted under Brazilian Corporate Law. In addition, the preferred stockholders have priority in the receipt of an annual dividend of 5% of the paid-in capital in respect of the preferred shares as stated in the statutory accounting records. As from January 1, 1996 amounts attributed to stockholders as interest (see below) are included in the computation of the mandatory dividend. Dividends are paid in Brazilian Reais.

Effective January 1, 1996, Brazilian corporations are permitted to attribute interest on stockholders' equity, which may either be paid in cash or be used to increase capital stock. The calculation is based on stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Taxa de Juros de Longo Prazo (long-term interest rate or the "TJLP") as determined by the Brazilian Central Bank. Also such interest may not exceed the greater of 50% of net income or the 50% of retained earnings plus revenue reserves. The Company paid US$ 251 in interest on stockholders' equity during the year ended December 31, 2000 (1999 US$ - 250). The Company did not pay interest on stockholders' equity for the year ended December 31, 1998.

(Expressed in millions of United States dollars,

Brazilian law permits the payment of dividends only from retained earnings as stated in the statutory accounting records. At December 31, 2000 the Company had appropriated all such retained earnings.

In addition, at December 31, 2000 the following reserves in appropriated retained earnings may be used for dividend distribution purposes, if so approved by the stockholders:

Unrealized income reserve	1,471
Undistributed earnings reserve	3,648
Statutory reserve	221
	5,340

A withholding tax of 15% is payable on distributions of profits earned from January 1, 1994 through December 31, 1995. No withholding tax is payable on distributions of profit earned as from January 1, 1996. A withholding tax of 15% is payable on payment of interest on stockholders' equity.

(ii) Basic and diluted earnings per share

On April 24, 2000, the Company's board of directors authorized a 1 for 100 reverse stock split which was approved by the Company's shareholders on May 23, 2000. Shares adjusted for the reserve stock split commenced trading on June 23, 2000. After giving effect to the reverse stock split, basic and diluted earnings per share amounts have been calculated as follows:

	2000	1999	1998
Net income	5,342	727	378
Less priority preferred shares dividends	(139)	(152)	(224)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(195)	(213)	(154)
Remaining net income to be equally allocated to common and preferred shares	5,008	362	
Weighted average number of shares outstanding:			
Common/ADS	634,168,418	634,168,418	634,168,418
Preferred/ADS	451,935,669	451,935,669	451,935,669
Basic and diluted earnings per share			
Common/ADS	4.92	0.67	0.24
Preferred/ADS	4.92	0.67	0.50

(Expressed in millions of United States dollars,

(iii) Capital reserve - fiscal incentive

Relates to the Merchant Marine (AFRMM) freight surcharges levied in accordance with relevant legislation. These funds are used to purchase, enlarge or repair vessels of the Company's transport fleet.

(iv) Appropriated retained earnings

Brazilian Law and the Company's by-laws require that certain appropriations be made from retained earnings to reserve accounts annually. The purpose and basis of appropriation to such reserves is as follows:

- **Legal reserve**

This reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income as stated in the statutory accounting records up to a limit of 20% of capital stock. The reserve may be used to increase capital or to compensate losses, but may not be distributed as cash dividends.

- **Unrealized income reserve**

This reserve represents equity in the results of subsidiary and affiliated companies which has not yet been realized financially through receipt of dividends (2000 - US$ 202; 1999 - US$ 221; 1998 - US$ 1,296), inflationary profits arising from the system of price-level restatement of Brazilian Corporate Law financial statements in force up to December 31, 1995 (2000 - US$ 779; 1999 -US$ 874; 1998 - US$ 1,743), and realization of the revaluation reserve in the statutory records due to the sale of affiliated companies (2000 - US$ 489; 1999 - US$ 535; 1998 - US$ 792). This reserve will become available for dividend distribution as the underlying income is realized, but distribution may be accelerated if approved by the stockholders.

- **Undistributed earnings reserve**

This reserve is established in accordance with Article 196 of Law No. 6.404/76 to fund the Company's annual investment program. For the year ended December 31, 2000, the Company has proposed to retain US$ 3,612, of which US$ 3,586 would be retained from the current year's income to fund the Company's capital expenditure budget for 2001. This proposal will be voted upon by the Company's stockholders at the Stockholders' General Assembly to be held on March 23, 2001.

(Expressed in millions of United States dollars, unless otherwise stated)

- **Statutory reserve**

This reserve is provided through an amount equivalent to a minimum of 0.5% of subscribed and fully paid in capital at year-end. The reserve is used to fund the costs incurred with research and technological development programs. The accumulated balance of this reserve cannot exceed 5% of the capital stock, according to Article 73 of the Company's by-laws.

16 Exchange Agreement with Repsol - YPF

On December 28, 2000, the Company and Repsol-YPF entered into an agreement to exchange ownership interests in certain business with an estimated fair value of US$ 500. PETROBRAS will receive 99.5% of the total capital stock of Eg3 S.A., an Argentinean company whose assets are comprised of a refinery with total capacity of 30,500 bpd and approximately 700 gas stations. In exchange, Repsol-YPF will receive:

- A 30% interest in Alberto Pasqualini REFAP S.A., a newly formed subsidiary of PETROBRAS whose only asset is the Company's Alberto Pasqualini Refinery, with a capacity of 189,000 barrels per day;

- Flag rights and the associated fixed assets to approximately 250 gas stations located in the Central-West, South and Southeast regions of Brazil. At this time, the individual gas stations to be included in the transaction have not been identified;

- A 10% interest in the Albacora Leste oil field located in the Campos Basin.

The final exchange is still pending approval of regulatory authorities in Argentina and Brazil. Upon approval from these regulatory authorities and consummation of the transaction, the Company will record the exchange under the guidance of APB 16 - Business Combinations. The Company is still evaluating the effect on the results of operations of the Company.

17 Commitments and Contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's

(Expressed in millions of United States dollars,

continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, the continued deregulation of the Brazilian petroleum industry, forced divestiture of assets, imports and exports, price controls, tax increases and retroactive tax claims, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Company are not predictable.

(a) Financial Commitments and Guarantees

PETROBRAS currently has several contracts to purchase crude oil, diesel fuel and other oil products, which require PETROBRAS to purchase a minimum of approximately 275,000 barrels per day at market prices.

During 2000, PETROBRAS pledged future oil production from certain producing fields valued at US$ 753 as a guarantee for the execution of the minimum exploratory work program stipulated in its concession contracts granted by ANP. Management currently intends to replace this oil pledge with the NTN-H securities that may be received upon the settlement of the Petroleum and Alcohol Account.

In 1993, the Company signed a contract with Yacimentos Petrolíferos Fiscales Bolivianos, the Bolivian state oil company for the purchase of natural gas. Under this contract, PETROBRAS is required to purchase all of the natural gas transported through the Bolivia/Brazil natural gas pipeline over a 20 year term at contract prices ranging from US$ 1.07 per MMBTU to US$ 1.17 per MMBTU, based upon throughput. The northern section of the pipeline, which links Bolivia to the State of São Paulo, started operations in July 1999 and the southern section, which links São Paulo to Porto Alegre, started operations on March 31, 2000. The pipeline achieved a maximum throughput of 7.6 million cubic meters in December 2000, with an average throughput of 5.7 million cubic meters per day. The pipeline is expected to reach its maximum capacity 30 million cubic meters per day by 2003.

At December 31, 2000 and 1999, GASPETRO had guaranteed certain debentures issued to finance the purchase the transportation rights in the Bolivia/Brazil pipeline with 3,000 shares of its interest in TBG, a subsidiary of GASPETRO responsible for the operation of the pipeline.

(Expressed in millions of United States dollars,

The Federal Government guarantees TBG's Multilateral Credit Agency debt, which had an outstanding balance of US$ 495 and US$ 343 at December 31, 2000 and 1999, respectively. During 2000, the Federal Government, the Company, TBG, PETROQUISA and Banco do Brasil S.A. entered into an agreement whereby the revenues of TBG will serve as a counter-guarantee to this debt until the debt has been extinguished.

At December 31, 2000 the Company pledged 6.6 billion preferred shares of PETROQUISA with a fair value of US$ 628.4 to PETROS to guarantee a portion of the Company's obligations.

The Company has exclusive supply contracts with certain service stations. These contracts are typically for seven years and require the Company to sell product at market prices.

(b) Litigation

The Company is a defendant in numerous legal actions arising in the normal course of business. Based on the advice of its internal legal counsel and management's best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by the nature of the claim:

	As of December 31	
	2000	**1999**
Labor claims	9	19
Fiscal claims	8	25
Civil claims	67	71
	84	115

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the federal court of the State of Rio de Janeiro seeking approximately US$ 450 in alleged damages and lost profits relating to Petromisa's rescission of a contract to develop a potassium salt mine. The plaintiff's claims are based on its alleged investment in the development of the project and related loss of expected profits. PETROBRAS has been brought into the lawsuit because of its relationship with Petromisa.

(Expressed in millions of United States dollars,

However, Petromisa was statutorily dissolved by the Federal Government as part of a privatization program and, under Brazilian law, all of its obligations should have been transferred to the federal government. Therefore, PETROBRAS maintains that any indemnity payable by the dissolved subsidiary should be borne by the Federal Government, rather than by PETROBRAS. Accordingly, the Federal Government has been brought into the lawsuit as a party to the litigation. On August 10, 1999, the trial judge dismissed most of the plaintiff's claims, and ordered PETROBRAS to indemnify the plaintiff only with respect to its preliminary research expenses. Once the amount of the award is determined, an additional amount equal to ten percent (10%) of the award in respect of attorney's fees will be added. There has been no condemnation as to the lost profits, as requested by the plaintiff. The total amount eventually payable would be adjusted for inflation and would bear interest at a per annum rate of 6%, which would be applied from the date of the commencement of the action. In September 1999, both parties to the lawsuit appealed to the federal appeals court in the State of Rio de Janeiro. Both appeals are still pending. Based upon the opinion of its internal legal counsel, management does not consider the risk of loss to be probable and, accordingly, has not recorded an accrual for this contingency.

On August 8, 1993, Indústria Bahiana de Adubos, Importação e Exportação Ltda. filed a lawsuit against us in the state court of Bahia claiming approximately US$ 129.3 in damages. The claim is based upon PETROBRAS' refusal to sell fertilizers to the plaintiff due to the plaintiff's payment default under prior contracts with PETROBRAS. The plaintiff claims that such a refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, we appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a request for clarification (*embargos de declaração*) with the court; however, on September 26, 1998, the court upheld its decision. On August 31, 1999, the plaintiff appealed (*recurso especial*) to the Brazilian Superior Court of Justice (*Superior Tribunal de Justiça*). Based on the willingness of the Brazilian Superior Court of Justice to hear the plaintiff's appeal, management considers the risk of loss with respect to this lawsuit to be reasonably possible. Accordingly, management has not recorded an accrual for this contingency.

At December 31, 2000 and December 31, 1999, in accordance with Brazilian law, the Company has paid US$ 230 and US$ 156 into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

(Expressed in millions of United States dollars, unless otherwise stated)

(c) Environmental Matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites. Management believes that payments required to comply with these laws will not have a material adverse affect on the operations of the Company.

On January 18, 2000, a pipeline from one of the Company's terminals to a refinery in the Guanabara Bay ruptured, causing a release of approximately 8,000 barrels of crude oil into the bay. As of December 31, 2000, the Company had spent approximately US$ 53 for cleaning up the oil in the Guanabara Bay, inclusive of a US$ 18 fine imposed under Brazilian law and US$ 8 the Company contributed to a fund created by the Federal Government to protect the Guanabara Bay. On January 19, 2001, pursuant to a new and untested Brazilian law, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company. This lawsuit could result in the imposition of additional fines against the Company and/or a judicial order requesting the Company to perform services to improve the environment. The Company is currently contesting the legal basis for the criminal lawsuit. Additionally, the Federal Prosecutor has filed criminal lawsuits against the president of the Company and 9 other employees; however, the Company has not received formal notification of these lawsuits to determine their exact nature. The Company is also subject to several other investigations and potential civil and criminal lawsuits as a result of this spill. However, the Company cannot predict if the outcome of these proceedings will have a material adverse affect on the operations of the Company.

In addition, as a result of the spill, on January 27, 2000, the National Council for the Environment enacted a resolution imposing an obligation on and the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA) and the state environmental agencies, local environmental agencies and non-governmental agencies, to evaluate the control and prevention measures and environmental licensing status of all industrial facilities for the production of oil and oil products in Brazil within 240 days from the enactment of the resolution. This resolution also mandated that the Company perform within a six-month period, an independent environmental audit in all of our industrial installations located in the State of Rio de Janeiro. Finally, the resolution required all companies with activities related to the production of oil and oil products in Brazil to submit to the national Council for the Environment, within 180 days, a plan and schedule for the implementation of independent environmental audits in all of their respective plants located in Brazil. On August 8, 2000,

(Expressed in millions of United States dollars, unless otherwise stated)

the Company filed with the National Council for the Environment a plan and schedule for the implementation of independent environmental audits in all of the Company's plants located in Brazil. According to this plan and schedule, we expect to complete these audits by the end of 2003.

On July 16, 2000 an oil spill occurred at the Presidente Getúlio Vargas refinery releasing approximately 25,000 barrels of crude oil in the surrounding area. A portion of the oil leaked into the Barigui River and the Iguaçu River. PETROBRAS spent approximately US$ 38, including US$ 20 in fines imposed by the State of Paraná and IBAMA to clean the rivers affected by the spill. The Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking R$ 2,300 (US$ 1,176) in damages. The Company is currently preparing its response to this initial filing. Additionally, the Company is still subject to several other investigations and potential civil and criminal lawsuits as a result of this spill. However, the Company cannot predict whether these proceedings will have a material adverse effect on the operations of the Company.

On November 4, 2000 the Cypriot flag vessel Vergina II chartered by PETROBRAS collided with the south pier at the Company's Almirante Barroso terminal in São Sebastião and spilled approximately 700 barrels of oil in the São Sebastião canal. As a result of the wind and river currents, the spill affected certain beaches in São Sebastião and Ilhabela. PETROBRAS immediately notified the relevant authorities and initiated the clean up of the spill, which was concluded on November 8, 2000. As a result of the accident, the Company was fined approximately US$ 30 by various local environmental agencies. The Company is currently contesting these fines on the basis that the Cypriot company was responsible for the navigation of the ship into the terminal.

The Company believes that future payments related to environmental clean up activities resulting from these incidents, if any, will not be material. These incidents, however, reinforced the need to implement the Company's Environmental Management and Operational Safety Excellence Program, whereby the Company has committed to spend R$ 1,792 (approximately US$ 916) through 2003 to upgrade its pipelines and other equipment, implement new technologies and improve the Company's emergency response readiness. As of December 31, 2000 the Company had spent approximately US$ 333 under this program.

18 Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

(a) Foreign Currency Risk Management

The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company currently uses zero cost foreign exchange collars to implement this strategy.

During 2000 the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company treats these instruments as non-hedge derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparty will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterparty the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

(Expressed in millions of United States dollars,

The Company realized a net loss in 2000 associated with its zero cost foreign exchange collar contracts of US$ 46, which is comprised of market value losses (US$ 45) and payments made under the agreement (US$ 1).

(b) Commodity Price Risk Management

The Company is exposed to commodity price risks through the fluctuation of oil and oil product prices. The Company's commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts hedge anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 180 day period to reduce the Company's exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the differential on the volumes hedged between the contract value and the market value. Gains and losses on hedge transactions are recognized concurrently with gains and losses resulting from the underlying hedged transaction. For the years ending December 31, 2000, December 31, 1999, and December 31, 1998 the Company carried out hedging activities on 13.85 %, 12.67% and 31.44%, respectively, of its total traded volume, and recognized losses of US$ 12, US$ 11 and US$ 53, respectively.

(c) Interest Rate Risk Management

The Company's interest rate risk is a function of the Company's long-term debt and, to a lessor extent, short-term debt. The Company's foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company's floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivative instruments designed to protect against interest rate fluctuations and may use these instruments in the future

19 Financial Instruments

In the normal course of its business, the Company uses various types of financial instruments. These instruments include recorded assets and liabilities, and also items such as derivatives, which principally involve off-balance sheet risk.

(Expressed in millions of United States dollars, unless otherwise stated)

(a) Concentrations of Credit Risk

Substantial portions of the Company's assets including financial instruments are located in Brazil and substantially all of the Company's revenues and net income are generated in Brazil. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, government securities, the Petroleum and Alcohol Account, trade receivables and future contracts.

The Company takes several measures to reduce its credit risk to acceptable levels. All cash equivalents in Brazil are maintained with federal banks in accordance with federal law. Time deposits in U.S. dollars are placed with creditworthy institutions in the United States. Additionally, all of the Company's available for sale securities and derivative contracts are either exchange traded or maintained with creditworthy financial institutions. Finally, the Company's held-to-maturity securities were issued by the Federal Government and are supported by federal law.

The Company monitors its credit risk associated with trade receivables by routinely assessing the creditworthiness of its customers. At December 31, 2000 and December 31, 1999, the Company's trade receivables are primarily maintained with large distributors.

As described in Note 10, the National Treasury Securities, NTN-H may be used in the settlement of the Petroleum and Alcohol Account.

(c) Fair Value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end.

Fair values of cash and cash equivalents, trade receivables, the Petroleum and Alcohol Account and trade payables approximate their carrying values. The fair value for the Company's available for sale government securities is below their carrying value as disclosed in Note 5(a). As disclosed in Note 5(b), the NTN-P cannot be traded in the secondary market and have been recorded at face value plus accrued interest.

Long-term debt of US$ 3,864 and US$ 4,552 at December 31, 2000 and December 31, 1999 had estimated fair values of US$ 3,753 and US$ 4,225, respectively.

(Expressed in millions of United States dollars, unless otherwise stated)

The call and put portion of the Company's zero cost foreign exchange collars at December 31, 2000 do not have nominal values and have a fair value of US$ 25 and US$ 71, respectively. The Company did not own these zero cost foreign exchange collars at December 31, 1999. The notional value of the Company's commodity derivative contracts approximates fair value at December 31, 2000, and December 31, 1999.

20 Segment Information

The Company conducts its operations in four operating segments and one segment reflecting corporate operations. The exploration and production segment explores, develops and produces hydrocarbons in Brazil and 13 countries around the world. The refining, transportation and marketing segment transports hydrocarbons to the refineries, where they are refined into products and sold to distributors within Brazil. This segment also participates in the commercialization of crude oil and alcohol. The distribution segment retails oil products and alcohol under the brand name BR within Brazil. The petrochemicals segment comprises several minority interests in petrochemical refiners within Brazil and two fertilizer plants owned by the Company. The corporate segment provides general management, financial and operational support for the Company's other segments.

On October 23, 2000, the Company's Board of Directors approved a new organizational structure with the following business segments. The Company will report its segment information under these new segments beginning on January 1, 2001 when the Company begins to record operating results under this new structure.

- Exploration and Production
- Supply (which will include refining, logistics, petrochemical, marketing and commercialization activities)
- Distribution
- Gas and Energy
- International

The current Exploration and Production segment will change to only reflect the Company's exploration and production activities in Brazil. The Company's international exploration and production activities will be combined with international refining and marketing activities currently classified in the Refining, Transport and Marketing segment and international gas and energy activities to form the International segment. The activities of the Gas and Energy segment will be separated from the current Refining, Transportation and Marketing and Exploration and Production segments to form a new segment. The Petrochemical and Fertilizers segment will be combined with the remaining activities of the current Refining, Transport and Marketing segment to form the Supply segment. The Company's transportation activities currently included in the Refining, Transport and Marketing segment will be divided between the Supply segment for oil pipeline operations and Gas and Energy for gas transportation operations. The Distribution segment will remain essentially unchanged.

The following segment information was prepared based on the same accounting policies reflected in the consolidated financial statements. Intersegment net revenues related to transfers of crude oil are recorded at estimated market prices based upon an internal Company model which considers a netback pricing methodology based upon year end prices for Brent crude oil, giving effect to product quality and transportation considerations. Intersegment sales and transfers related to oil products are recorded at the prices established by the Federal Government as discussed in Note 2(i). The impact of the Federal Government regulations is reflected in the Refining, Transport and Marketing and Distribution segments.

During 2000, the Company reviewed its segment classifications and adjusted the manner in which segment information is reviewed by the Company's executive officers. Specifically, the Company has reclassified natural gas sales activities in Brazil from the Refining, Transport and Marketing segment to the Exploration and Production - Brazil segment, has reclassified intersegment sales for Exploration and Production - Abroad to third party sales in the same segment and has reflected certain elimination that had previously been reflected in the Refining, Transport and Marketing and Distributions segments into a separate reconciling column. Prior year amounts have been restated to present the segment information on a consistent basis.

(Expressed in millions of United States dollars,

2000

	E & P		Refining,					
	Brazil	Abroad	transport and marketing	Distribution	Petrochemical and fertilizers	Corporate	Eliminations	Total
Net operating revenues to third parties	891	451	18,830	6,650	133			26,955
Intersegment net operating revenues	11,248		5,605	98			(16,951)	
	12,139	451	24,435	6,748	133		(16,951)	26,955
Cost of sales	(4,100)	(89)	(19,885)	(6,042)	(149)		16,816	(13,449)
Depreciation, depletion and amortization	(1,256)	(137)	(523)	(31)		(75)		(2,022)
Exploration, including exploratory dry holes and impairment of oil and gas properties	(412)	(65)						(477)
Interest and debt expenses, net	(302)	(38)	(352)	5	40	295	(19)	(371)
Income tax benefit (expense)	(1,958)	(21)	(991)	(70)	20	479	18	(2,523)
Net income (loss)	3,928	36	1,904	139	44	(573)	(136)	5,342

1999

	E & P		Refining,					
	Brazil	Abroad	transport and marketing	Distribution	Petrochemical and fertilizers	Corporate	Eliminations	Total
Net operating revenues to third parties	369	312	9,995	5,558	124			16,358
Intersegment net operating revenues	7,026		4,544	116			(11,686)	
	7,395	312	14,539	5,674	124		(11,686)	16,358
Cost of sales	(2,167)	(79)	(12,661)	(5,178)	(78)		11,953	(8,210)
Depreciation, depletion and amortization	(1,667)	(113)	(418)	(31)	(15)	(18)		(2,262)
Exploration, including exploratory dry holes and impairment of oil and gas properties	(226)	(69)						(295)
Interest and debt expenses, net	(847)	50	(1,907)	(85)	58	199		(2,532)
Income tax benefit (expense)	(815)		308	(10)	(14)	282		(249)
Net income (loss)	1,654	(13)	(625)	(47)	102	(611)	267	727

(Expressed in millions of United States dollars, unless otherwise stated)

								1998
	E & P		Refining, transport and		Petrochemical			
	Brazil	Abroad	marketing	Distribution	and fertilizers	Corporate	Eliminations	Total
Net operating revenues to third parties	395	261	7,728	6,896	131			15,411
Intersegment net operating revenues	4,472		4,637	157			(9,266)	
Net operating revenues	4,867	261	12,365	7,053	131		(9,266)	15,411
Cost of sales	(2,171)	(121)	(10,316)	(6,358)	(119)		9,218	(9,867)
Depreciation, depletion and amortization	(2,372)	(321)	(624)	(40)	(7)	(44)		(3,408)
Exploration, including exploratory dry holes and impairment of oil and gas properties	(466)	(121)						(587)
Interest and debt expenses, net	(151)	(24)	(221)	11	95	552		262
Income tax benefit (expense)	106		(241)	(92)	(23)	852		602
Net income (loss)	(214)	(353)	489	219	67	218	(48)	378

(Expressed in millions of United States dollars, unless otherwise stated)

Certain of the Company's assets are used jointly by the different businesses. The Company believes that allocation of the assets themselves on any basis would be arbitrary and could result in unreasonable fluctuations between periods presented. Accordingly, those jointly - used assets are presented as corporate and have not been allocated in the selected financial information by segment presented below:

	E & P		Refining, Transport and Marketing	Distribution	Petrochemical and fertilizer	Corporate	Eliminations	Total
	Brazil	Abroad						
2000								
Accounts receivable, net of allowance for doubtful accounts	99	53	1,774	631	1	321	(668)	2,211
Inventories	464	150	3,076	275	11	6	(895)	3,087
Property, plant and equipment	11,549	633	6,417	299	118	221		19,237
Petroleum and Alcohol Account – Receivable from Federal Government						1,509		1,509
Government securities held to maturity				2		3,540		3,542
Total assets	12,602	1,095	12,568	1,678	820	12,603	(2,151)	39,215
1999								
Accounts receivable, net of allowance for doubtful accounts		124	1,287	550			(298)	1,663
Inventories	335	28	2,451	249	4		(797)	2,270
Property, plant and equipment	10,590	682	6,568	291	112	183		18,426
Petroleum and Alcohol Account - Receivable from Federal Government						1,352		1,352
Government securities held to maturity						3,573		3,573
Total assets	10,948	1,265	11,625	1,564	800	9,141	(1,610)	33,733

(Expressed in millions of United States dollars,

Capital expenditures were as follows:

	Years ended December 31		
	Capital expenditures		
	2000	**1999**	**1998**
Exploration and production			
Brazil	2,581	2,283	2,838
Abroad	236	595	908
Refining, transport and marketing	620	1,380	2,074
Distribution	68	64	76
Petrochemical and fertilizer	8	9	22
Corporate	70	20	62
	3,583	4,351	5,980

The Company's sales, classified by geographic destination, are as follows:

	Years ended December 31		
	2000	**1999**	**1998**
Brazil	30,630	22,190	25,087
International	4,866	1,277	878
	35,496	23,467	25,965

Sales, related to the refining, transport and marketing segment, to one customer amounted to US$ 3,045, US$ 2,736 and US$ 2,995 and to another customer amounted to US$ 2,815, US$ 2,649 and US$ 2,845 of consolidated sales of products and services in 2000, 1999 and 1998, respectively.

(Expressed in millions of United States dollars, unless otherwise stated)

21 Related Party Transactions

The Company is controlled by the Federal Government and has numerous transactions with other state-owned companies in the ordinary course of business.

Transactions with major related parties resulted in the following balances:

	As of December 31			
	2000		1999	
	Assets	Liabilities	Assets	Liabilities
PETROS (Pension fund)	2	30		48
Banco do Brasil S.A.	5,368	188	2,440	82
BNDES (Note 11(b))		1,080		1,349
Federal Government	84		102	
ANP	8		102	
Restricted deposits for legal proceedings	230		156	
Government securities (Note 5)				
Available-for-sale			232	
Held-to-maturity	3,542		3,573	
Petroleum and Alcohol Account - Receivable from Federal Government (Note 10)	1,509		1,352	
Others	424	26	280	2
	11,167	1,324	8,237	1,481
Current	5,705	337	3,108	203
Long-term	5,462	987	5,129	1,278

(Expressed in millions of United States dollars,

These balances are included in the following balance sheet classifications:

	As of December 31			
		2000		1999
	Assets	**Liabilities**	**Assets**	**Liabilities**
Assets				
Current				
Cash and cash equivalents	5,368		2,440	
Accounts receivable	72		69	
Government securities - available-for-sale			232	
Other current assets	265		367	
Other				
Government securities - held-to-maturity	3,542		3,573	
Petroleum and Alcohol Account - receivable from Federal Government	1,509		1,352	
Restricted deposits for legal proceedings	230		156	
Other assets	181		48	
Liabilities				
Current				
Current portion of long-term debt		85		71
Current liabilities		60		132
Short term debt		192		
Long-term				
Long-term debt		976		1,278
Other liabilities		11		
	11,167	1,324	8,237	1,481

(Expressed in millions of United States dollars,

The principal amounts of business and financial operations carried out with related parties are as follows:

	Years ended December 31					
	2000		1999		1998	
	Income	**Expense**	**Income**	**Expense**	**Income**	**Expense**
Sales of products and services						
Centrais Elet. do Norte do Brasil S.A. - Eletronorte	152		101		344	
Cia Vale do Rio Doce					143	
Manaus Energia S.A.	127		149		90	
Others	449		236		241	
Financial income						
Petroleum and Alcohol Account - Receivable from Federal Government (Note 10)	35		99		380	
Government securities (Note 5) held-to-maturity	292		384		683	
Others	609		289		70	
Financial expenses		(151)		(802)		(67)
Other expenses, net		(106)				
	1,664	(257)	1,258	(802)	1,951	(67)

22 Subsequent Events

On February 16, 2001 the Company's Araucária-Paranaguá pipeline ruptured as a result of an unusual movement of the soil and spilled fuel oil into the Sagrado, Meio, Neves and Nhundiaquara Rivers located in the state of Paraná. The Company finalized the cleaning of the river surface on February 20, 2001, recovering approximately 340 barrels of fuel oil. Environmental teams are still on site to assess the environmental impact of the spill. As a result of the accident, the Company was fined approximately US$ 80 by the Insitituto Ambiental do Paraná (Paraná Environmental Institute), which the Company is contesting through administrative proceedings. The Company's in house legal counsel is studying the legality of the fines levied by the Paraná Environmental Institute.

Petróleo Brasileiro S.A. - PETROBRAS and subsidiaries

Supplementary information on oil and gas exploration and production activities (unaudited)

(Expressed in millions of United States dollars, unless otherwise stated)

(Expressed in millions of United States dollars, unless otherwise stated)

In accordance with SFAS 69 - Disclosures About Oil and Gas Producing Activities ("SFAS 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (a) through (c) provide historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (d) and (e) present information on PETROBRAS' estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country's oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately-owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated PETROBRAS' effective monopoly. The amendment was implemented by the Oil Law, which is scheduled to be fully operative by December 31, 2001.

The Oil Law provides for the establishment of a new regulatory framework, ending PETROBRAS' exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Oil Law, PETROBRAS was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Oil Law established a procedural framework for PETROBRAS to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had "established prospects." To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

On August 6, 1998, PETROBRAS and ANP signed concession contracts relating to 397 areas, consisting of 231 production areas, 115 exploration areas and 51 development areas. In May 1998, PETROBRAS relinquished 26 exploratory areas out of the 115 initially granted by ANP, and obtained an extension of its exclusive exploration period from three to five years with respect to 34 exploration areas and from three to six years with respect to two exploration areas.

(Expressed in millions of United States dollars, unless otherwise stated)

The "International" geographic area represents BRASPETRO's activities in Angola, Argentina, Bolivia, Colombia, the United Kingdom and the United States of America. The Company has no affiliates involved in exploration and production activities.

(i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and abandonment allowances:

	As of December 31, 2000		
	Brazil	**International**	**Worldwide**
Unproved oil and gas properties	103	241	344
Proved oil and gas properties	11,846	1,200	13,046
Support equipment	9,760		9,760
Gross capitalized costs	21,709	1,441	23,150
Depreciation and depletion	(13,873)	(808)	(14,681)
	7,836	633	8,469
Construction and installations in progress	3,713		3,713
Net capitalized costs	11,549	633	12,182

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)

	As of December 31, 1999		
	Brazil	**International**	**Worldwide**
Unproved oil and gas properties	8	224	232
Proved oil and gas properties	11,979	1,089	13,068
Support equipment	9,484		9,484
Gross capitalized costs	21,471	1,313	22,784
Depreciation and depletion	(13,553)	(631)	(14,184)
	7,918	682	8,600
Construction and installations in progress	2,672		2,672
Net capitalized costs	10,590	682	11,272

(iii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Year ended December 31, 2000		
	Brazil	**International**	**Worldwide**
Property acquisitions			
Proved		4	4
Unproved	92	16	108
Exploration costs	540	112	652
Development costs	2,445	125	2,570
	3,077	257	3,334

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)

	Year ended December 31, 1999		
	Brazil	**International**	**Worldwide**
Property acquisitions			
Proved			
Unproved	8	28	36
Exploration costs	382	82	464
Development costs	2,119	89	2,208
	2,509	199	2,708

	Year ended December 31, 1998		
	Brazil	**International**	**Worldwide**
Property acquisitions			
Proved		100	100
Unproved		46	46
Exploration costs	531	85	616
Development costs	2,701	136	2,837
	3,232	367	3,599

(iii) Results of operations for oil and gas producing activities

The Company's results of operations from oil and gas producing activities for the years ending December 31, 2000, 1999 and 1998 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to its refining and transport segment in Brazil. Beginning in 2000, a small portion of the Company's Brazilian oil production is exported and sold at spot prices determined at the shipment's destination point. Because the Brazilian spot market for oil and gas products has not yet been developed, the Company estimates the price of Brazilian crude oil based upon a netback pricing methodology based upon year end prices for Brent crude oil, giving effect to product quality and transportation considerations within Brazil including tariffs, refining allocation and availability considerations, and internal demand. The prices calculated by the Company's model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company's model may not be indicative of the future prices to be realized by the Company after the Brazilian oil industry achieves full price deregulation which is expected to occur on December 31, 2001. Gas prices used are contracted prices to third parties.

Supplementary information on oil and gas
exploration and production activities (unaudited)
(Expressed in millions of United States dollars,
unless otherwise stated)

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

	Year ended December 31, 2000		
	Brazil	**International**	**Worldwide**
Revenues:			
Sales to third parties	891	451	1,342
Transfers	11,248		11,248
	12,139	451	12,590
Production costs	(4,100)	(89)	(4,189)
Exploration expenses	(397)	(43)	(440)
Depreciation, depletion, amortization	(1,256)	(137)	(1,393)
Impairment of oil and gas properties	(15)	(22)	(37)
Results before income taxes	6,371	160	6,531
Income tax expense	(2,166)	(66)	(2,232)
Results of operations	4,205	94	4,299

Petróleo Brasileiro S.A. - PETROBRAS and subsidiaries

Supplementary information on oil and gas exploration and production activities (unaudited)

(Expressed in millions of United States dollars, unless otherwise stated)

	Year ended December 31, 1999		
	Brazil	International	Worldwide
Revenues:			
Sales to third parties	369	312	681
Transfers	7,026		7,026
	7,395	312	7,707
Production costs	(2,167)	(79)	(2,246)
Exploration expenses	(226)	(69)	(295)
Depreciation, depletion, amortization	(1,667)	(113)	(1,780)
Impairment of oil and gas properties			
Results before income taxes	3,335	51	3,386
Income tax benefit (expense)	(1,234)	(18)	(1,252)
Results of operations	2,101	33	2,134

	Year ended December 31, 1998		
	Brazil	International	Worldwide
Revenues:			
Sales to third parties	395	261	656
Transfers	4,472		4,472
	4,867	261	5,128
Production costs	(2,171)	(121)	(2,292)
Exploration expenses	(394)	(91)	(485)
Depreciation, depletion, amortization	(2,372)	(321)	(2,693)
Impairment of oil and gas properties	(72)	(30)	(102)
Results before income taxes	(142)	(302)	(444)
Income tax benefit (expense)	47	(5)	42
Results of operations	(95)	(307)	(402)

(iv) Reserve quantities information

The Company's estimated net proved oil and gas reserves and changes thereto for the years 2000, 1999 and 1998 are shown in the following table. Proved reserves are estimated by the Company's reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Supplementary information on oil and gas exploration and production activities (unaudited)

(Expressed in millions of United States dollars, unless otherwise stated)

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

	Oil (millions of barrels)			Gas (billions of cubic feet)		
	Brazil	**International**	**Worldwide**	**Brazil**	**International**	**Worldwide**
Reserves at January 1, 1998	7,987.3	127.5	8,114.8	5,782.2	534.0	6,316.2
Revisions of previous estimates	(359.9)	(13.2)	(373.1)	(1,160.4)	(6.4)	(1,166.8)
Extensions, discoveries and improved recovery	33.4	9.5	42.9	21.7	255.5	277.2
Purchase of reserves in place	0.0	51.7	51.7	0.0	97.2	97.2
Production for the year	(347.2)	(18.6)	(365.8)	(240.9)	(29.5)	(270.4)
Worldwide Net Proved Developed and Undeveloped Reserves						
Reserves at December 31, 1998	7,313.6	156.9	7,470.5	4,402.6	850.8	5,253.4
Revisions of previous estimates	1,260.4	(6.8)	1,253.6	2,613.8	(185.6)	2,428.2
Extensions, discoveries and improved recovery	4.7		4.7	81.7	6.8	88.5
Purchase of reserves in place		2.2	2.2			
Sales of reserves in place	(22.4)	(8.3)	(30.7)	(8.6)		(8.6)
Production for the year	(400.9)	(20.9)	(421.8)	(228.7)	(34.4)	(263.1)
Reserves at December 31, 1999	8,155.4	123.1	8,278.5	6,860.8	637.6	7,498.4
Revisions of previous estimates	610.3	7.8	618.1	(182.9)	1,574.2	1,391.3
Extensions, discoveries and improved recovery		14.3	14.3	2.4	317.3	319.7
Purchase of reserves in place		1.5	1.5			
Sales of reserves in place	(91.3)		(91.3)	(18.3)		(18.3)
Production for the year	(447.0)	(17.8)	(464.8)	(395.2)	(38.9)	(434.1)
Reserves at December 31, 2000	8,227.4	128.9	8,356.3	6,266.8	2,490.2	8,757.0
Net Proved Developed Reserves						
At January 1, 1998	3,392.7	96.2	3,488.9	2,740.8	271.8	3,012.6
At December 31, 1998	2,766.0	106.9	2,872.9	1,847.6	400.3	2,247.9
At December 31, 1999	3,181.5	80.4	3,261.9	3,604.6	349.0	3,953.6
At December 31, 2000	3,780.8	80.1	3,860.9	3,614.3	1,368.4	4,982.7

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production in Brazil are computed by applying year-end prices based upon the Company's internal pricing methodology for oil and gas to year-end quantities of estimated net proved reserves. Estimated future cash inflows from production related to the Company's International Area are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10 percent midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of PETROBRAS' expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of the PETROBRAS' future cash flows or value of its oil and gas reserves.

Supplementary information on oil and gas exploration and production activities (unaudited)

(Expressed in millions of United States dollars, unless otherwise stated)

	Brazil	International	Worldwide
At December 31, 2000			
Future cash inflows	182,737	6,241	188,978
Future production costs	(70,620)	(1,954)	(72,574)
Future development costs	(10,431)	(504)	(10,935)
Future income tax expenses	(33,394)	(1,312)	(34,706)
Undiscounted future net cash flows	68,292	2,471	70,763
10 percent midyear annual discount for timing of estimated cash flows	(36,671)	(1,096)	(37,767)
Standardized measure of discounted future net cash flows	31,621	1,375	32,996
At December 31, 1999			
Future cash inflows	197,641	3,134	200,775
Future production costs	(69,965)	(928)	(70,893)
Future development costs	(12,206)	(140)	(12,346)
Future income tax expenses	(38,109)	(609)	(38,718)
Undiscounted future net cash flows	77,361	1,457	78,818
10 percent midyear annual discount for timing of estimated cash flows	(41,720)	(546)	(42,266)
Standardized measure of discounted future net cash flows	35,641	911	36,552
At December 31, 1998			
Future cash inflows	74,156	2,322	76,478
Future production costs	(37,158)	(1,003)	(38,161)
Future development costs	(11,869)	(184)	(12,053)
Future income tax expenses	(7,032)	(297)	(7,329)
Undiscounted future net cash flows	18,097	838	18,935
10 percent midyear annual discount for timing of estimated cash flows	(10,832)	(343)	(11,175)
Standardized measure of discounted future net cash flows	7,265	495	7,760

Supplementary information on oil and gas exploration and production activities (unaudited)
(Expressed in millions of United States dollars, unless otherwise stated)

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	Brazil			International			Worldwide		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
Balance at January 1	35,641	7,265	28,565	911	495	665	36,552	7,760	29,230
Sales and transfers of oil and gas, net of production costs	(8,039)	(5,228)	(2,696)	(362)	(233)	(140)	(8,401)	(5,461)	(2,836)
Development costs incurred	2,445	2,119	2,701	125	89	136	2,570	2,208	2,837
Purchases of reserves				18	12	124	18	12	124
Sales of reserves	(336)	(267)			(4)		(336)	(271)	
Extensions, discoveries and improved recovery, less related costs	2	98	26	96	13	84	98	111	110
Revisions of previous quantity estimates	1,126	5,031	(387)	618	(202)	(87)	1,744	4,829	(474)
Net changes in prices and production costs	(5,393)	43,115	(34,023)	311	861	(433)	(5,082)	43,976	(34,456)
Changes in future development costs	(1,303)	(2,366)	(1,585)	(164)	24	(45)	(1,467)	(2,342)	(1,630)
Accretion of discount	5,406	1,056	4,062	114	64	90	5,520	1,120	4,152
Net change in income taxes	2,072	(15,182)	10,602	(292)	(208)	101	1,780	(15,390)	10,703
Balance at December 31	31,621	35,641	7,265	1,375	911	495	32,996	36,552	7,760